03033876

2002

ANNUAL REPORT

VODAVI

"Take a Closer Look"

www.vodavi.com



Dear Fellow Stockholder:

I recently came across a quote that caught my attention.

"The rewards for those who persevere far exceed the pain that must precede the victory." *Ted Engstrom*

As we look back on the events of the past several years, we should be proud of the proactive restructuring and rebuilding plans that were implemented to help our company remain strong and viable. You've heard me say before that Vodavi is poised for the future. I believe this now more than ever. Looking at our financial and operational performance in 2002, we achieved improved results over the prior year and persevered despite the continued difficult U.S. economic, communications industry and geopolitical environments.

FINANCIAL PERFORMANCE

In 2002, Vodavi made excellent progress by achieving a 9.3% increase in revenue when overall industry sales were declining. In addition to growing revenue in 2002, we reduced operating expenses while increasing our investment in research and development. The value of this investment is coming to fruition as current sales for these new products are above expected levels. Our strong cash flow from operations, together with solid asset management, provided us the opportunity to improve our balance sheet by eliminating our bank debt and to make an acquisition during the year.

In the first quarter of 2002, we acquired DataSpeak Systems, Inc., a Tempe, Arizona-based dealer of our products. Owning a dealership has enabled us to better understand dealer needs and the challenges they face in conducting business. Other specific advantages include the ability to accelerate new product field trials and to engage Vodavi employees directly with end users to assist in product development efforts.


the small- to mid-size
business market"
VODAVI
CSPI
Great Neck, NY

OPERATIONAL PERFORMANCE: EXPANDING OUR FAMILY OF PRODUCTS

Perhaps the most important advancements of 2002 are just beginning to positively impact our financial results. We are extremely proud to say that in 2002 we introduced more new products than any year in our company's history. In these tight economic times when there are limited dollars for investment in new product development, Vodavi remained focused on market demands and maximized its research and development dollars to introduce important new products crucial to our future revenue stream.

At the close of 2002, we launched a highly anticipated product, the STARPLUS STS telephone system, into the marketplace. The STS is a feature-rich, extremely affordable phone system that includes all the primary communications functions crucial for a productive small business environment including integrated digital voice mail, Caller ID and T1 support. The simplicity of the STS system makes this a "no-hassle" product for our distributors to stock and makes it easy for dealers to install. The price point makes it an attractive choice on the part of the business customer. In fact, within the first two months of its introduction, the STARPLUS STS distinguished itself as the fastest selling new product release in the company's 20-year history. It is now our number one selling product.


2002
INTERNET TELEPHONY
PRODUCT OF THE YEAR

Working closely with our manufacturing and development partner, LG Electronics, Inc. of Seoul, South Korea, Vodavi also entered the IP-PBX marketplace with the introduction of its first LAN-based phone system, the Telenium^{IP}. This next generation system delivers the same quality, reliability and functionality as Vodavi's traditional key telephone systems; however, it allows enterprises to now utilize their IP data network for processing their voice communications applications. Our dealers are quick to highlight the huge benefits this product is going to have with a growing number of their enterprise customers.

We revamped our high-end voice processing system with the introduction of the LAN-based PathFinder 9.0. This new system release presents sophisticated users with a redesigned, open platform that adds a host of new client- and server-side features for improved voice, fax and e-mail desktop communications.

... traditional telephone system that users have become accustomed to over the years, with the connectivity and open architecture only supported in an IP platform. The wide area networking capability along with the unlimited future applications to be developed should make Telenium^{IP} the chosen telephony platform for small- to medium-sized businesses."

Michael Groh
Sales Manager
Digitel Solutions
Vodavi Dealer
Buffalo, NY

Finally, our *infinite* dealers fully embraced the new family of executive phones introduced last year for the popular *infinite* digital phone systems. A complete design upgrade was implemented along with added key enhancements like one-touch functionality and complete CTI capability.

Vodavi now has the broadest product offering that we have ever had in the marketplace — greatly enhancing our competitive position.



REMAINING FOCUSED TO INCREASE VALUE

Even with these significant strides, we must continue to persevere and focus our financial and human resources on the quest to increase stockholder value. With the extreme dedication of our Vodavi employees, the guidance and leadership of our senior management and directors, the loyalty of our dealer network and the satisfaction of business customers throughout the U.S., we will continue to grow our competitive position in the marketplace with value-added, innovative, and affordable communication solutions.

Our company has a list of top priorities and commitments for 2003, some of which we have already completed successfully. New product development will be an area where we continue to focus a significant amount of effort. In an industry where technology is constantly changing, we have solid plans to bring to market relevant feature enhancements for our business customers. Two notable areas where we are placing our attention are the successful launch of Vodavi's largest communications system in its 20-year company history and VoIP Networking. We have introduced a new XTS phone system that expands to 600 ports and creates the opportunity for our dealers to extend their product offering to larger business customers in addition to the existing small- to mid-size business market. VoIP Networking will enable businesses to seamlessly network multiple XTS systems on a LAN/WAN for toll savings and increased productivity. And, we are also committed to increasing market share. One way is by adding new dealers in unrepresented or underrepresented markets. The other is building on the relationships we have with our current dealer network. Meeting these goals will lead us on our way to our long-term objective of value creation.

You will notice a new tagline on the cover of this annual report, *"Take a Closer Look."* With it, we encourage our customers as well as the investment community to take a closer look at Vodavi. We believe you will like what you see.

Thank you for your continued confidence in Vodavi.

Gregory K. Roeper
President and Chief Executive Officer

[illegible] fewer models to choose from. This reduced number of model choices allows our business to reduce inventory levels and also simplifies the selection process for our customers."

Bob Stover
President
KSB Telesound
Vodavi Dealer
Trenton, NJ

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002 Commission File Number 0-26912

VODAVI TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	86-0789350
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4717 East Hilton Avenue, Suite 400 Phoenix, Arizona	85034-6402
(Address of principal executive offices)	(Zip Code)

(480) 443-6000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ____ No __X__

The aggregate market value of common stock held by nonaffiliates of the registrant (3,258,485 shares) based on the closing price of the common stock as reported on the Nasdaq SmallCap Market on June 28, 2002, which was the last business day of the registrant's most recently completed second fiscal quarter, was $6,907,988. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 24, 2003, there were outstanding 4,349,788 shares of the registrant's common stock, $.001 par value, which excludes 318,700 treasury shares.

Documents incorporated by reference

None.

VODAVI TECHNOLOGY, INC.

ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Statement Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not purely historical are forwarding-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2003 and thereafter; technological developments; future products or product development; our product and distribution channel development strategies; potential acquisitions or strategic alliances; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause results to differ materially are the factors discussed in Item 1, "Special Considerations."

PART I

ITEM 1. *BUSINESS*

Introduction

We design, develop, market, and support a broad range of business telecommunications solutions, including traditional and IP telephony products, voice processing products, as well as computer telephony products that address a wide variety of business applications. Our telecommunications solutions incorporate sophisticated features such as automatic call distribution, scalable networking, Internet Protocol, or IP, as well as wireless solutions. Our voice processing products include Internet messaging, automated attendant, and voice and fax mail. Our computer-telephony products enable users to integrate the functionality of their telephone systems with their computer systems. We market our products primarily in the United States as well as in foreign countries through a distribution model consisting primarily of wholesale distributors and direct dealers.

Our goal is to develop, deliver, and support high-quality telecommunications products and services that meet the demands of the markets we serve. Key elements of our strategy to achieve that goal include the following:

- expand our core business of supplying telephone systems, voice processing systems, and computer-telephony integration (CTI) products;
- emphasize sales of larger and more advanced systems through our dealers;
- focus on the integration of existing and newly developed products to provide complete, industry standard-based business communications products to our customers;
- focus on IP telephony product developments allowing Voice over IP (VoIP) connectivity for our legacy products and our next generation IP LAN telephony system;
- expand our strategic relationship with LG Electronics Inc., or LGE, which is a member of the multi-billion dollar, Korean-based LG Group; and
- enhance our existing products and expand our product lines by expanding our technological expertise and distribution channels through
  - -- business acquisitions, license arrangements, and other strategic relationships, and
  - -- internal research and development efforts.

Our corporate offices are located at 4717 East Hilton Avenue, Suite 400, Phoenix, Arizona, and our telephone number is (480) 443-6000. Our website is located at www.vodavi.com. Through our website, we make available free of charge our annual report on Form 10-K, our proxy statement, our quarterly reports on Form 10-Q, our current reports on Form 8-K, amendments to reports filed under the Securities Exchange Act, and earnings press releases. All references to our business operations in this report include the operations of Vodavi Technology, Inc. and our subsidiaries.

Industry Overview

Virtually every business relies upon its communications system as an essential tool to speed and enhance the effectiveness of communications among employees, customers, and vendors; to contact decision makers regardless of their location; to increase employee productivity; to provide better customer service; and to reduce operating costs. Many factors have influenced the telecommunications industry, including the following:

- successive technological developments that have resulted in enhanced features and services;
- advances in telephone and computer hardware and software;
- emphasis on the use of communications systems to provide cost-effective customer service;
- development of the Internet as an alternative to traditional telephone networks; and

- regulatory changes.

These factors have resulted in continual development of full-featured business communications systems designed for use by small- and medium-sized businesses that can be offered at affordable prices.

Accelerated technological advances in recent years have enabled telecommunications system providers to develop sophisticated systems that offer a wide variety of applications in addition to traditional call switching functions. Businesses of all sizes now demand affordable telecommunications systems that provide the capacity for

- voice processing systems, which automate call answering, provide voice mail and automated call distribution functions, and provide the capacity to manage facsimile messages; and
- computer-telephony integration, which greatly enhances efficiency and productivity by integrating businesses' voice and data networks.

Automatic call distribution, IP telephony, wireless offerings, and other innovations represent significant opportunities for sales of new product lines and applications to increase further employee mobility and efficiency. We also believe that international sales of voice processing products will increase in the future as demand for features such as voice mail and unified messaging increases.

Our Products

We currently design, develop, market, and support a broad range of

- telephony products, which include digital and IP-based key telephone systems and commercial grade telephones;
- voice processing products, including automated attendant, automatic call distribution, voice mail and fax mail, and unified messaging systems; and
- computer-telephony products, including Windows-based application products (such as PC telephones and attendant consoles), local area network (known as LAN) to PBX connection packages, IP gateways, and Internet messaging systems.

Telephony Products

Key Telephone Systems

Sales of key telephone systems represented approximately 74% of our revenue during 2002, 74% of our revenue during 2001, and 71% during 2000. A key telephone system consists primarily of a sophisticated switching unit located at the user's place of business, along with the individual telephone sets and other devices, such as facsimile machines or modems, located at individual "stations." We supply various models of key telephone sets, several of which are CTI compatible, with progressive features for use in conjunction with each of our key telephone systems.

We currently market various lines of key telephone systems, under our STARPLUS, Triad, and *infinite* brand names, for businesses requiring as few as three incoming lines and eight stations up to 144 lines and 250 stations (a 384-port system). We sell the STARPLUS line to large wholesale distributors for resale to telephone sales and installation companies known as "dealers" or "interconnects." We also sell our Triad line to large wholesale distributors for resale only to authorized dealers. We sell our *infinite* line directly to authorized dealers.

We market both digital and IP-based key telephone systems and related products. Our digital telephone systems employ a digital architecture in order to provide digital voice transmission and system control, while our IP-based telephone systems utilize an IP data network for voice transmission. Most of our telephone systems feature flexible software combined with modular hardware and card slot design, which allow cost-effective system customization and expansion to meet the needs of individual users. Our digital telephone systems are fully compatible with industry-standard commercial grade telephones and contain an extensive array of standard features that add sophistication generally found only in larger telephone systems. We design our key telephone systems to permit expansion or customization for specific business applications by the installation of a variety of voice processing or computer-telephony integration products.

Our digital systems enable customers to upgrade their telephone systems as their businesses grow and as technology advances by adding or replacing components in stages without replacing their entire systems. As a result, it is generally more economical for the end users to expand their STARPLUS, Triad, or *infinite* systems than to switch to a competitor's system. We believe that the economy and flexibility we provide our customers through this migration strategy provides us with a competitive advantage.

Commercial Grade Telephones

We market several models of commercial grade telephones through wholesale distributors for use with analog or digital key systems, PBX systems, or telephone company central office, or Centrex, switching systems. Businesses, the hospitality industry, and school districts represent the principal purchasers of our commercial grade telephones. All of our commercial grade telephones meet industry standards for commercial telephone units and may be used with telephone systems sold by us or by competing manufacturers.

Our commercial grade telephones offer a myriad of features, functions, and designs ranging from simple, traditionally styled desk and wall-mounted telephones to programmable telephones with contemporary styling. Our more advanced commercial grade telephones contain a central processing unit, built-in memory, built-in data jacks, built-in speakerphones, built-in Caller ID, and the capability to use custom calling features provided by local telephone companies. Sales of commercial grade telephones represented approximately 7.5% of our revenue during 2002, 7% of our revenue during 2001, and 8% during 2000.

Voice Processing Products

Voice processing includes functions designed to improve customer service and reduce labor costs while providing faster, more efficient routing of incoming calls as well as speeding up and simplifying message delivery and storage. We design our voice processing products to integrate with the telephone systems we sell as well as those sold by competing manufacturers. We also cultivate the expansion of our existing base of telephone systems by offering digitally integrated voice processing systems for our Triad and *infinite* product lines to differentiate them from our competitors' products and to provide a value-added basis for increased sales and profit margins. Sales of voice processing products accounted for approximately 18.5% of our revenue during 2002, 19% during 2001, and 21% during 2000.

Voice Mail Systems

Voice mail enables callers to leave detailed messages and permits recipients to retrieve messages when they return to their offices or by dialing into the system from remote telephones. Each voice mailbox can be customized to the individual user's needs. Voice messages can be stored, replayed, saved, or erased as desired by the user. The menu routing functions included in some of our voice mail systems enable business users to program the systems to create custom, multi-level menus that permit callers to automatically access organizational departments or product, service, or event information by dialing menu choices.

In addition to our larger voice processing systems, we market a line of self-contained, competitively priced voice processing systems designed for small- to medium-sized organizations. These systems, which work in conjunction with key telephone systems sold by us as well as other manufacturers, can be expanded from two ports up to eight ports, feature a full range of automated attendant and voice mail functions, and include a serial port for administration via the user's personal computer.

Advanced Messaging Platform

Our Microsoft® Windows NT-based messaging systems, which provide virtually unlimited port capacities, combine voice mail functions with facsimile messaging capabilities (known as fax mail) as well as the ability to share messages with other voice messaging systems over the Internet. Fax mail provides the ability to receive, store, retrieve, and forward facsimile messages in the same manner that voice mail handles voice messages. Our fax mail system digitizes and stores facsimile messages and notifies the user that messages have been received. The user can retrieve and print the facsimiles from his or her office or remote locations (such as a hotel room) and can also instruct the system to forward facsimiles to other recipients. "Fax-on-demand" enables callers to access information stored by a business, such as sales and marketing brochures, technical specifications, and pricing data, and request the system to transmit the desired information to the caller's facsimile machine.

Our Windows NT-based system also uses Internet e-mail protocols to enable voice messages to be transported over the Internet or other electronic fields for efficient, low-cost information exchange between remote systems. In addition, our Windows NT-based Internet fax delivery systems connect the user's telephone and computer to enable the user to transmit facsimile messages or documents to conventional facsimile machines via the Internet. These systems provide ease of use and avoid problems associated with e-mail attachments, mismatched data encryption techniques, or private or switched network costs. Our Internet fax delivery systems provide spoken prompts that guide the user through the transmission process and also transmit delivery confirmations to the user's mailbox. As a result, a business with multiple offices can extend its voice messaging system so as to permit employees in different locations to create, receive, answer, or forward voice and facsimile messages via the Internet more quickly, efficiently, and economically than traditional long-distance telephone calls.

Our Windows NT-based system also uses Microsoft® Exchange technology to provide unified messaging. Unified messaging enables users to access e-mail, voice mail, facsimiles, and paging messages in a single session at a personal computer. The system displays a listing of all of the user's messages and enables the user to access and control all of his or her messages with a click of the computer mouse.

Automatic Call Distribution

We market our automatic call distribution, or ACD, software systems and ACD reporting packages for use with our digital key telephone systems. The automatic call distribution functions enable businesses that receive customer calls to manage incoming calls efficiently by directly routing them to the proper person or group. Our ACD systems reduce the number of abandoned calls by reducing the number of calls placed on hold and by minimizing the length of time that calls are kept on hold. When all group member telephones are busy, ACD plays a custom "hold" message for the caller and connects the call to the first available person or sales agent. ACD saves employee time by eliminating the necessity of continually answering and transferring calls to the same groups. ACD enables agents with display telephones to see the number of calls waiting in queue as well as the length of the longest waiting call in order to speed call handling at times of heavy calling activity. Our ACD reporting package provides real-time statistics and comprehensive reports on calling activity for review by the user's management.

Computer-Telephony Integration Products

We design, develop, and market CTI products that use an open architecture to integrate computer and telephone systems into a user-friendly information processing and storage system. We believe that developing more value-added CTI applications for our telephone systems will enhance the appeal of our product lines and enable us to sell more key telephone systems, full-featured telephones, and other software packages and add-on peripheral products. We market CTI products that enable a user

- to use the Internet to access voice, facsimile, and e-mail messages via personal computers;
- to incorporate telephone functions with computer software to speed call handling and permit the user to personalize telephone functions;
- to identify incoming callers and immediately access computer files relating to the caller; connect Windows-based local area networks to the user's telephone system; and
- to access and analyze call accounting information quickly and inexpensively.

New Product Development

We engage in an ongoing program to develop enhancements to our existing product lines and to develop new products that address the increasing demands of business organizations for low-cost productivity enhancing communication tools. We believe that continuous development of new products and features will be necessary to enable us to continue to offer telephony systems, voice processing products, computer-telephony products, and related business communications products that will be in greatest demand and that will provide the best opportunities for our growth and profitability on an ongoing basis. We have developed and introduced several new or enhanced products and product lines, including the following:

- the XTS digital key system platform expandable from 12 to 384 ports;
- a full featured networking package to connect up to 16 customer locations;
- the STS digital key system;
- our new Pathfinder 9.0 voice processing system that provides enhanced client and server applications;
- a digital version of Pathfinder 9.0 allowing direct digital connection to our Infinite and Triad key system products, which will transmit Caller ID information to the voice processing systems providing potential for enhanced features;
- our IP telephony system, Telenium IP, providing LAN telephony from 64 stations expanding to 300 stations. We are also developing for LGE an IP equivalent of our Pathfinder that will provide IP connectivity to our Telenium IP system; and
- a new line of digital key sets with expanded "soft key" capability.

We are currently focusing our new product development efforts on new products and enhancements that will deliver greater features, sophistication, and value to our current product offerings. In addition, through new developments, we are targeting markets that we do not currently serve. Examples of our current developments include the following:

- an expanded version of the XTS switching platform from 384 ports to 600 ports, allowing us to market larger customer applications;
- the continued IP enabling of our XTS switch with the introduction of our networking package that operates using an IP infrastructure, allowing up to 32 XTS systems to operate as one seamless system using the customer's LAN/WAN infrastructure;
- a new "In Skin" PC platform that will provide a voice processing application on the Starplus STS system;
- a new "In Skin" PC platform that will provide software applications such as voice processing, ACD, and CTI, eliminating the need for external computer platforms on the XTS System;
- a wireless IP product that will offer complete in-building mobility to the XTS and Telenium telephone systems;
- new hardware and software enhancements to the Telenium IP telephone system that will add remote worker, IP security, high speed interfaces, SIP protocol support, and transparent networking features to the product; and
- a Feature Server platform that will host software applications and interface with the Telenium and XTS systems via an IP interface, thereby reducing the requirement for specific voice cards.

We are expanding our strategic alliances with LGE and other third parties related to the development of new products, product lines, or product features, including our new Telenium IP system. We will continue to seek additional strategic alliances for new product development in the future.

Sales, Marketing, and Distribution

We currently market our products in all 50 states and, to a limited extent, internationally through a distribution network consisting primarily of large wholesale distributors and telephone sales and installation companies known as "direct dealers." In March 2002, through our acquisition of Dataspeak Systems, Inc., we began distributing our products and services directly to end-users in the Phoenix metropolitan area. We also had an in-house sales force that made direct sales of Interactive Voice Response products to end-users. We discontinued our

Interactive Voice Response business in March 2001. We have in the past and may in the future market our products on a private label basis to original equipment manufacturers, or OEMs. The following table sets forth, for the periods indicated, the percentage of total revenue represented by the respective distribution channels.

	Year Ended December 31,		
Distribution Channel	**2002**	**2001**	**2000**
Wholesale Distributors	56%	55%	65%
Direct Dealers	41%	41%	30%
Direct Sales Office	3%	--	--
IVR Customers	--	4%	5%
	100%	100%	100%

The following diagram illustrates the current distribution channels for our product lines.

Wholesale Distributors


VODAVI
TRIAD
STARPLUS
infinite (1)
Distributor
Distributor
Authorized Dealer
Dealer
Authorized Dealer
End User
End User
End User
End User

(1) *infinite* product is distributed direct to end users in the Phoenix metropolitan area through our direct sales office.

We design and market our STARPLUS and Triad brands of products for sale through wholesale distributors. These distributors resell our products primarily to small local interconnect companies, dealers, and independent telephone companies. The interconnects and independent telephone companies in turn resell our products to end users, install the systems at the end users' businesses, and provide service and technical support following the sale. We provide ongoing support and training to enable distributors and their dealers to sell our products more effectively and to provide the interconnects and independent telephone companies with technical assistance they may request with respect to installation, maintenance, and customer support.

We believe that sales through distributors offer several advantages, including the following:

- established distribution systems and access to a large number of dealer and national customer accounts;
- maintenance of customer credit facilities and an established inventory of our products;
- availability of products in over 600 locations throughout the United States;
- security of receivables;

- reduced needs for direct training;
- effective promotion of our products at trade shows;
- geographically dispersed sales forces that can reach customers more effectively than we would otherwise be able to do; and
- lower support and carrying costs compared with the costs associated with direct sales to a large number of direct dealers.

Distributors that currently resell our products include Graybar Electric Co., Inc., Alltel Supply, Inc., Sprint/North Supply, Famous Telephone Supply, ADI, Target, and Power & Telephone Supply Company. Graybar accounted for 27% of our revenue during 2002, 27% in 2001, and 32% in 2000. Our second largest distributor in each of the respective years accounted for 12% of our revenue during 2002, 9% in 2001, and 12% during 2000.

Starplus Distributors and Dealers

We design and market our STARPLUS brand of products for sale through wholesale distributors. The distributors resell our products primarily to small local interconnect companies and independent telephone companies, which in turn resell our products to end users, install the systems at the end users' businesses, and provide service and technical support following the sale. We provide ongoing support and training to enable distributors to sell more effectively our products and to provide the interconnects and independent telephone companies with technical assistance in installation, maintenance, and customer support. Our STARPLUS line of products consists of electronic key telephones and STARPLUS, STS, DHS, DHSE, and DHSL lines.

Triad Distributors and Dealers

We design and market our Triad line of digital telephone systems for sale through distributors to a limited number of authorized Triad dealers. The Triad product line includes a full array of digital telephone systems ranging from three lines and eight stations up to 384 ports, as well as voice messaging, ACD, CTI, and other products. The authorized Triad dealers must commit to minimum purchases of Triad products and must be trained and certified through our formal product and sales training program. Our goal is to encourage the Triad dealers to promote the Triad line to their customers as the preferred line of digital telephone systems. We provide the authorized Triad dealers with marketing, sales, and product support services. We had approximately 150 authorized and active Triad dealers as of December 31, 2002.

infinite Direct Dealers

We developed our *infinite* line of telephone systems and related products for sales to a limited number of authorized direct dealers. These direct dealers are medium and large interconnect companies that resell our products directly to end-users. We believe that the principal advantages of this distribution channel include greater control over the application and installation of our products and the ability to obtain market feedback on product pricing, quality, and technology. Sales to direct dealers, however, generally involve greater credit risks, the necessity to provide increased direct marketing and technical support, and additional costs associated with developing and training the independent sales staff of the various direct dealers to enable them to solicit purchases of our products.

As of December 31, 2002, we had approximately 150 direct dealers that sell our *infinite* products. We maintain a program to focus on selling to fewer, but larger and better-established, dealers. We secure arrangements with large-volume, well-qualified dealers and have discontinued sales to dealers that have not provided a sufficient level of sales or support for our *infinite* line. We strive to secure dealers that maintain large customer bases and possess the resources needed to provide quality sales presentations and support to their customers.

In-house Sales Staff

We have an in-house sales support staff of eight employees who provide dealers and distributors with order fulfillment, marketing, sales, and technical support. We believe that our commitment to support dealers that sell our products on a pre-sale and post-sale basis provides us with a competitive advantage.

Vodavi Direct

We have a direct sales office of nine employees who sell our *infinite* line of products and provide pre- and post- sales support services directly to end-users in the Phoenix metropolitan area. We acquired this operation during March 2002 through our acquisition of Dataspeak Systems, Inc.

International Sales

To date, sales of our products in foreign countries have not represented a significant portion of our revenue. We believe, however, that sales of our voice processing and other products in international markets may increase in the future as demand for features such as voice mail, advanced messaging, and automatic call distribution increases, as touchtone technologies and cellular telephone service become more available and other installed communications infrastructures are improved, and as regulatory differences between countries are eliminated. All of our sales in foreign countries are denominated in U.S. dollars.

Research and Development; Strategic Alliances with LGE and Other Companies

We believe that the continued development of software that distinguishes the functions and features of our products from those of our competitors represents a critical factor in determining our ongoing success. Our engineering staff consists of highly trained and experienced software professionals who focus on providing and supporting high-quality, user-friendly business communications systems and related products. The availability of in-house software and systems development expertise at our facilities in Arizona and Georgia provides us with product control, permits faster turnaround and reaction time to changing market conditions, and provides a solid base of maintenance and support services to end users. We use product and market development groups that interact with customers in order to anticipate and respond to customer needs through development of new product programs and enhancement of existing product lines.

We conduct joint development activities with LGE for the design and development of hardware incorporated into some of our existing or planned telephone systems and commercial grade telephone product lines. Under our joint development projects with LGE, we provide market analysis, product management, functional and performance standards, software development, quality control program development, sales and distribution, and customer service and support, while LGE provides hardware research, design and development, development of components such as integrated circuits and semiconductor chips, and manufacturing and production engineering. Generally, LGE contributes the ongoing research and development costs for the product hardware in return for an arrangement under which LGE produces the finished goods developed under the alliance. As a result of this arrangement, we have been able to obtain access to LGE's research and development expertise and resources while controlling our capital expenditures for much of our product development efforts. In addition, our arrangement with LGE enables us to minimize the risks inherent in making significant investments in research and development infrastructure or personnel. To the extent that we develop new hardware in conjunction with LGE or another development partner, the development partner typically retains ownership rights to the new hardware and we retain the right to sell products incorporating that hardware throughout North America and the Caribbean. See Item 1, "Business - Manufacturing" and Item 1, "Special Considerations – We rely on LGE as a strategic partner." We have successfully engaged in such projects with LGE in the past and believe that we will continue to have access to LGE's advanced hardware research and development capabilities as we develop new product lines.

We enhance our software development expertise through acquisitions of or licensing arrangements and other strategic alliances with independent third-party developers. We have active strategic alliance relationships with other companies that possess expertise in automatic call distribution, small digital key telephone systems, computer telephony, and Internet telephony. We believe that our strategic alliances with other companies enable us to develop products and bring them to market more quickly and at a lower cost than we would be able to achieve by developing the products internally. We intend to pursue additional opportunities to enter into strategic alliances with other companies that possess established expertise in specific technologies in order to co-develop proprietary products, or to acquire such companies in order to develop new products internally.

Manufacturing

We obtain our key telephone systems, some of our voice processing systems, and our full-featured commercial grade telephones under manufacturing arrangements with various third-party manufacturers, including LGE. We also purchase certain voice processing products from third parties on an OEM basis. Our agreements with the third-party manufacturers generally require the manufacturers to produce our products according to our technical specifications, to perform quality control functions or otherwise meet our quality standards for manufacturing, and to test or inspect the products prior to shipment. Under the manufacturing agreements, the manufacturers provide us with warranties that the products are free of defects in material and workmanship. The agreements also require the manufacturers to repair or replace, at their expense, products that fail to conform to the warranties within specified periods.

We obtained a majority of our key telephone systems and voice mail products from LGE, which owns the rights to produce this equipment. We purchase products manufactured by LGE in Korea on a purchase order basis. We purchased $15.9 million, $13.0 million, and $16.4 million of product from LGE in 2002, 2001, and 2000, which represented 74%, 67%, and 61% of our total purchases, respectively. LGE currently owns approximately 20% of our outstanding common stock. See Item 1, "Special Considerations – We rely on LGE as a strategic partner" and "Special Considerations – Certain conflicts of interest may arise as a result of LGE's ownership interest in our company."

We obtained all of our commercial grade telephones and replacement parts for such telephones from LG Srithai, Ltd., or LGST, a joint venture between LGE and Srithai Group, a Thailand-based entity. Under an agreement with our company, LGST granted us the right to distribute and sell throughout the United States and Canada the products that LGST manufactures for us in Thailand. Our agreement with LGST prohibits us from purchasing the products covered by the agreement from any other manufacturer during the term of the agreement. The agreement renews automatically for successive one-year terms unless either party provides notice to the other of its intent to cancel the agreement at least three months prior to the end of the then-current term. We make all purchases pursuant to the agreement on a purchase order basis. We purchased $2.6 million, $2.4 million, and $4.2 million of product from LGST in 2002, 2001, and 2000, which represented 12%, 12%, and 15.7% of our total purchases, respectively. See Item 1, "Special Considerations – We rely on LGE as a strategic partner" and "Special Considerations – Certain conflicts of interest may arise as a result of LGE's ownership interest in our company."

We also obtained some of our digital key telephone systems from Tecom Co., Ltd., a Republic of China company. Under an agreement with our company, Tecom granted us the right to sell and distribute throughout all of North and South America the products that Tecom manufactures for us. The term of the agreement with Tecom will remain in effect until either party gives the other party at least 120 days advance notice of termination. We make all purchases pursuant to the agreement on a purchase order basis.

We currently maintain a $5.0 million insurance policy to cover lost revenue in the event of significant interruptions in purchases from our overseas manufacturers. See Item 1, "Special Considerations – We depend on third parties for manufacturing" and Item 1, "Special Considerations – We face risks associated with international manufacturing sources."

Quality Control

We recognize that product quality and reliability are critical factors in distinguishing our products from those of our competitors. We design our products to include components meeting specified quality standards in order to assure reliable performance. We also require our third-party manufacturers to comply with specified quality standards regarding materials and assembly methods used in manufacturing our products. In addition, we maintain a rigorous quality assurance program designed to assure that the manufacture of our products conforms to specified standards and to detect substandard products before shipment. We have an inspection program in which we examine varying numbers of our products as they arrive at our warehouse in Arizona, depending upon the manufacturer and the type of product.

Support Services

We provide limited warranties against defective materials and workmanship on each of the products that we sell. We provide a complete support service for all of our products by maintaining a 24-hour toll-free telephone number and e-mail support that the dealers' or interconnects' service representatives can contact for trouble shooting and diagnostic assistance. We also maintain a technical support page on our Web site that includes frequently asked questions, technical tips, and product-related notifications. We maintain an operating set-up of each of our telephone systems, key telephone units, and peripheral systems at our headquarters facility, supported by a staff of technicians trained to handle service assistance calls. When a dealer or interconnect calls with a question relating to performance malfunctions or an operational system question, our personnel attempt to replicate any problem the user is encountering, diagnose the cause, and provide a solution via telephone. If our technicians cannot determine the cause of the malfunction over the telephone, we dispatch a service representative to the user's place of business in order to locate the source of the problem and take corrective measures.

We currently outsource the repair and refurbishment of our products. We believe that this arrangement enables us to continue to provide fast turn-around time and consistent quality of repairs without the overhead and other expenses associated with operating a repair facility.

Competition

Markets for communications products are extremely competitive. We currently compete principally on the basis of the technical innovation and performance of our products, including their ease of installation and use, reliability, cost, and the technical support both before and after sales to end users. Our competitors for the sale of telephone systems and telephones include Avaya, Inc., Comdial Corporation, Inter-Tel, Inc., Iwatsu, NEC Corporation, Nortel Networks Corporation, Panasonic Technologies, Inc., and Toshiba Information Systems.

Competitors in the market for voice processing systems include Applied Voice Technology and Key Voice as well as PBX and key system telephone manufacturers that offer integrated voice processing systems of their own design and under various OEM agreements. Competitors in the market for IP telephony systems include 3Com Corporation, AltiGen Communications, Inc., Artisoft, Inc., and Cisco Systems, Inc., in addition to other PBX and key system manufacturers that offer IP enabled systems.

In the computer telephony market, we compete with many of the same companies indicated above. Some of our product lines compete with products and services provided by the regional Bell operating companies, or RBOCs, which offer key telephone systems and commercial grade telephones produced by several of the competitors named above as well as Centrex systems that provide automatic call distribution facilities and features through equipment located in the telephone company's central switching offices. Many competitors listed above are larger than our company and therefore may have greater financial resources at their disposal.

Patents, Trademarks, and Licenses

We own various U.S. patents. We intend to continue to seek patents on our inventions used in our products. The process of seeking patent protection can be expensive and can consume significant management resources. We believe that our patents strengthen our negotiating position with respect to future disputes that may arise regarding our technology. However, we believe that our continued success depends primarily on such factors as the technological skills and innovative abilities of our personnel rather than on our patents. We cannot assure you that patents will issue from our pending or future applications or that any patents that are issued will provide meaningful protection or other commercial advantage.

We own a number of registered and unregistered trademarks that we consider to be an important factor in marketing our products. Our ability to compete may be enhanced by our ability to protect our proprietary information, including the issuance of patents, copyrights, and trademarks. We also have taken steps to protect our proprietary information through a "trade secrets" program that includes copy protection of our software programs and obtaining confidentiality agreements with our employees. We cannot assure you, however, that these efforts will be effective in preventing misappropriation, reverse engineering, or independent development of our proprietary information by our competitors. While none of our intellectual property rights have been invalidated or declared unenforceable, we cannot assure you that our rights will be upheld in the future. Accordingly, we believe that, due to the rapid pace of technological change in the telecommunications industry, the technical and creative skills of our engineers and other personnel will be extremely important in determining our future technological success.

We license from third parties the rights to the software included in certain of our products, including certain CTI and ACD products. These licenses generally give us a non-exclusive right to use and sell the licensed software included in our products during the term of the applicable agreement. We pay the licensors fees based on the number of units that we purchase from them.

The telecommunications industry is characterized by rapid technological development and frequent introduction of new products and features. In order to remain competitive, we and other telecommunications manufacturers continually find it necessary to develop products and features that provide functions similar to those of other industry participants, often with incomplete knowledge of whether patent or copyright protection may have been applied for or obtained by other parties. As a result, we receive notices from time to time alleging possible infringement of patents and other intellectual property rights of others. To date, we have been able to successfully defend these claims or to negotiate settlements to these claims on terms we believe to be favorable. In the future, however, the defense of such claims, fees paid in settlement of such claims, or costs associated with licensing rights to use the intellectual property of others or to develop alternative technology may have a material adverse impact on our operations.

Government Regulation

The U.S. government from time to time has imposed anti-dumping duties on some telephone products manufactured in some of the countries where our products are manufactured. Most recently, duties on certain of our products were phased out between 1997 and 2000. We cannot assure you that similar duties will not be imposed in the future on telephone products, including our products, manufactured in these or other foreign countries. The imposition of such additional duties on our products could have a material adverse effect our operating results.

Employees

As of March 24, 2003, we employed a total of 109 persons, all of which are full-time employees at our facilities in Phoenix, Arizona, and Norcross, Georgia. Our current number of full-time employees includes 29 persons in engineering and product development; 49 in sales, marketing, and technical support; 15 in warehouse and distribution functions; and 16 in administration, including executive personnel. We consider our relationship with our employees to be good, and none of our employees currently are represented by a union.

Special Considerations

You should carefully consider the following factors, in addition to those discussed elsewhere in this report, in evaluating our company and our business. Some of the statements and information contained in this report that are not historical facts are forward-looking statements, as such term is defined in the securities laws. These include statements concerning future, proposed, and anticipated activities of our company; certain trends with respect to our revenue, operating results, capital resources, and liquidity; and certain trends with respect to the markets where we compete or the telecommunications industry in general. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under this Item 1, "Special Considerations."

Our reliance on our independent distribution network affects our inventory levels, the timing and predictability of our revenue, and our overall operating results.

We currently market our products through a distribution network consisting primarily of large wholesale distributors and telephone sales and installation companies known as "direct dealers." Distributors generally maintain inventories in amounts that they consider sufficient to fill anticipated orders. A decline in the volume of sales made by distributors could result in their inventory levels exceeding their anticipated sales, which could delay purchases of additional products from us until the distributors' inventories reach re-ordering levels. Direct dealers generally stock inventories only in quantities they deem sufficient to fill anticipated short-term orders, including orders related to support and maintenance. As a result, distributors and direct dealers may cancel orders and delay or change volume levels on short notice to us. Because the sale of key telephone systems, voice processing products, and related products typically involves a long sales cycle, we may not be able to accurately forecast our own inventory levels. Our reliance on third-party distributors and dealers to sell our products could further exaggerate any inventory shortages or excesses that we might experience, particularly if our distributors or dealers are not able to give us adequate notice of anticipated changes in demand for our products.

Additionally, we offer our distributors price protection on their inventory of our products. If we reduce the list price of our products, we will compensate our distributors for the respective products that remain in their inventory on the date the price adjustment becomes effective. If we do not have sufficient cash resources to compensate distributors on terms satisfactory to them or us, our price protection obligations may prevent us from reacting quickly to competitive market conditions.

We depend upon independent distributors and direct dealers to sell our products to end users, to perform installation services, and to perform service and support functions after the sale. Other telephone system manufacturers compete intensely for the attention of the same distributors and direct dealers, most of which carry products that compete directly with our products. We may not be able to maintain favorable relationships with the distributors and direct dealers that currently carry our product lines in order to encourage them to promote and sell our products instead of those of our competitors. In addition, we may not be able to develop such relationships with additional distributors and dealers in the future.

Graybar accounted for 27% of our sales during 2002, 27% during 2001, and 32% during 2000. Accounts receivable from Graybar comprised approximately 23% of total accounts receivable at December 31, 2002. Our second largest customer in each of the respective years accounted for 12% of our sales during 2002, 9% during 2001, and 12% during 2000. Accounts receivable from our second largest customer comprised approximately 20% of total accounts receivable at December 31, 2002.

We face risks associated with international manufacturing sources.

We currently obtain a substantial majority of our products under various manufacturing arrangements with third-party manufacturers in South Korea, Thailand, and Taiwan. We believe that production of our product lines overseas enables us to obtain these items on a cost basis that enhances our ability to market them profitably. Our reliance on third-party manufacturers to provide personnel and facilities in these countries and the potential imposition of quota limitations on imported goods from certain Far East countries expose us to certain economic and political risks, including the following:

- political instability in Asia, and in particular on the Korean Peninsula;
- the business and financial condition of our third-party manufacturers;
- the possibility of expropriation, supply disruption, currency controls, and exchange fluctuations;
- changes in tax laws, tariffs, and freight rates; and
- strikes, work slow downs, or lockouts at any ports where our products arrive in the United States.

The countries in which most of our products are manufactured also have been subject to economic problems in the past. Although the economic situation in Asia in recent years has not resulted in any adverse changes in our ability to obtain products or the prices that we pay for our products, an extended period of financial pressure on overseas markets or currency devaluations that result in a financial setback to our overseas manufacturers could have an adverse impact on our operations.

Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect our ability to purchase our products from foreign suppliers or the price at which we can obtain those products.

We depend on new products and technologies.

We operate in an industry that is characterized by fast-changing technology. As a result, we will be required to expend substantial funds for and commit significant resources to the conduct of continuing product development, including research and development activities and the engagement of additional engineering and other technical personnel. Any failure on our part to anticipate or respond adequately to technological developments, customer requirements, or new design and production techniques, or any significant delays in product development or introduction, could have a material adverse effect on our operations.

Our future operating results will depend to a significant extent on our ability to identify, develop, and market enhancements or improvements to existing product lines as well as to introduce new product lines that compare favorably on the basis of time to market, cost, and performance with the product lines offered by our competitors. The success of new product lines depends on various factors, including proper market segment selection, utilization of advances in technology, innovative development of new product concepts, timely completion and delivery of new product lines, efficient and cost-effective features, and market acceptance of our products. Because of the complexity of the design and manufacturing processes required by our products, we may experience delays from time to time in completing the design and manufacture of improvements to existing product lines or the introduction of new product lines. In addition, customers or markets may not accept new product lines. Our failure to design and implement enhancements to existing product lines or failure to introduce new products on a timely and cost-effective basis would adversely affect our future operating results.

Complex software programs, such as those we develop or those developed by other software sources and incorporated into our products, occasionally contain errors that are discovered only after the product has been installed and used by many different customers in a variety of business operations. Although we conduct extensive testing of the software programs included in our products, we may not successfully detect and eliminate all such errors in our products prior to shipment. Significant programming errors in product software could require substantial design modifications that may create delays in product introduction and shipment and that could result in an adverse impact on our reputation as well as on our operating results.

The telecommunications industry is cyclical.

The telecommunications industry has experienced economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, and production overcapacity. We have sought to reduce our exposure to industry downturns by targeting our product lines towards small- and medium-sized businesses, which we believe will sustain continued growth in the near and long term, resulting in a steadily increasing demand for enhanced and upgraded telephone systems and voice processing products. However, we may experience substantial period-to-period fluctuations in future operating results because of general industry conditions or events occurring in the general economy. In addition, the size and timing of sales of our new voice processing, IP systems, and computer-telephony products may vary from quarter to quarter to a greater extent in future periods. The expanding importance of these new products could result in significant variations in our overall operating results on a quarterly basis.

We must finance the maintenance and expansion of our business and the development of new products.

To remain competitive, we must continue to make significant investments in research and development, equipment, and facilities. As a result of the increase in fixed costs and operating expenses related to these expenditures, our failure to increase net sales sufficiently to offset the increased costs may adversely affect our operating results. From time to time, we may seek additional equity or debt financing to provide for the expenditures required to maintain or expand our business. We cannot predict the timing and amount of any such capital requirements. Such financing may not be available or, if available, may not be available on terms satisfactory to us. If such financing is not available on satisfactory terms, we may be unable to maintain or expand our business or develop new products at the rate desired and our operating results may be adversely affected. Debt financing increases expenses and must be repaid regardless of our operating results. Equity financing could result in additional dilution to existing stockholders. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

We depend on third parties for manufacturing.

We depend upon third parties to manufacture our products. We do not own most of the equipment, tools, and molds used in the manufacturing process, and we have only limited control over the manufacturing processes. As a result, certain difficulties could have a material adverse effect on our business, including any difficulties encountered by the third-party manufacturers that result in

- product defects;
- production delays;
- cost overruns; or
- the inability to fulfill orders on a timely basis.

Our operations would be adversely affected if we were to lose our relationship with any of our suppliers, if any of our suppliers' operations were interrupted or terminated, or if overseas or air transportation services were disrupted even for a relatively short period of time. We do not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if we were required to locate and use alternative sources of supply.

We rely on LGE as a strategic partner.

We rely on LGE to supply most of our key telephone systems and voice mail products, all of our commercial grade telephones, as well as on LGE's engineering, hardware and circuit development, and manufacturing capabilities. We purchased approximately $18.5 million, $15.4 million and $20.6 million of product from LGE and LGST, constituting approximately 86%, 79%, and 77% of our total purchases in 2002, 2001, and 2000, respectively. We currently obtain products from LGE and LGST on a purchase order basis and cannot provide assurance that we will be able to secure long-term manufacturing arrangements for the products we currently obtain from LGE and LGST. LGE has no formal commitments to support our business or operations.

Markets for our products are intensely competitive, and we cannot assure you that we will be able to compete successfully in the future.

We engage in an intensely competitive business that has been characterized by price erosion, rapid technological change, and foreign competition. We compete with major domestic and international companies. Many of our competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess. Emerging companies also may increase their participation in the telephone systems and peripherals markets. Our ability to compete successfully depends on a number of factors both within and outside our control, including the following:

- the quality, performance, reliability, features, ease of use, pricing, and diversity of our product lines;
- the performance of our distributors and dealers;
- the quality of our customer services;
- our ability to address the needs of our customers;
- our success in designing and manufacturing new products, including those implementing new technologies;
- the availability of adequate sources of raw materials, finished components, and other supplies at acceptable prices;
- our suppliers' efficiency of production;
- the rate at which end users upgrade or expand their existing telephone systems, applications, and services;
- new product introductions by our competitors;

- the number, nature, and success of our competitors in a given market; and
- general market and economic conditions.

We currently compete principally on the basis of the technical innovation and performance of our products, including their ease of use and reliability, as well as price, timely delivery, and after-sale service and technical support. We may not continue to be able to compete successfully in the future.

We face risks associated with patents, licenses, and intellectual property.

Our success depends in part upon our ability to protect our proprietary technology. We rely on a combination of copyright, trademark, and trade secret laws, nondisclosure and other contractual agreements, and technical measures to protect our proprietary technology. We have acquired certain patents and patent licenses, and we intend to continue to seek patents on our inventions and manufacturing processes. We face risks associated with our intellectual property, including the following:

- the steps we have taken to protect our proprietary rights may be inadequate to protect misappropriation of such rights;
- third parties may independently develop equivalent or superior technology;
- the process of seeking patent protection can be long and expensive, and patents may not issue from future applications;
- existing patents or any new patents that are issued may not be of sufficient scope or strength to provide us meaningful protection or any commercial advantage;
- we may be subject to or may initiate interference proceedings in the U.S. Patent and Trademark Office, which can demand significant financial and management resources; and
- we may commence litigation to enforce patents or other intellectual property rights, or to defend us against claimed infringement of the rights of others, which could result in substantial cost to us and diversion of our management's attention.

As is typical in the telecommunications industry, we have received from time to time, and in the future may receive, allegations of possible infringement of patents or other intellectual property rights of others. Based on industry practice, we believe that in most cases we could obtain any necessary licenses or other rights on commercially reasonable terms. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. The failure to obtain necessary licenses or other rights or the occurrence of litigation arising out of such claims could materially and adversely affect us, our result of operations, or prospects.

Our third-party manufacturers may experience shortages of raw materials and supplies.

The principal raw materials and components used in producing our products consist of

- semiconductor components;
- unfinished printed circuit boards;
- molded plastic parts; and
- metals.

The third-party manufacturers of our products acquire these raw materials primarily from Asian sources, which indirectly subjects us to certain risks, including supply interruptions and currency price fluctuations. Purchasers of these materials, including our third-party manufacturers and us, from time to time experience difficulties in obtaining these materials. The suppliers of these materials currently are adequately meeting our requirements. We also believe that there are alternate suppliers for most of these materials.

We depend on management and other key personnel.

Our development and operations to date have been, and our proposed operations will be, substantially dependent upon the efforts and abilities of our senior management and technical personnel. We have employment agreements with William J. Hinz, our Chairman of the Board, Gregory K. Roeper, our President and Chief Executive Officer, David A. Husband, our Vice-President – Finance and Chief Financial Officer, and Steven R. Francis, our Vice President – Sales and Marketing. We maintain agreements with each of our officers and employees that prohibit them from disclosing confidential information obtained while employed with us. The loss of existing key personnel or the failure to recruit and retain necessary additional personnel would adversely affect our business prospects. We cannot provide assurance that we will be able to retain our current personnel or that we will be able to attract and retain necessary additional personnel. Our internal growth and the expansion of our product lines will require additional expertise in such areas as software development, operational management, and sales and marketing. Such growth and expansion activities will increase further the demand on our resources and require the addition of new personnel and the development of additional expertise by existing personnel. Our failure to attract and retain personnel with the requisite expertise or to develop internally such expertise could adversely affect the prospects for our success.

Certain conflicts of interest may arise as a result of LGE's ownership interest in our company.

LGE currently owns approximately 20% of our outstanding common stock. We obtain most of our digital telephone systems, IP-based products, and voice mail products from LGE and obtain all of our commercial grade telephones and replacement parts for such telephones from LGST, an affiliate of LGE. See Item 1, "Business – Manufacturing" and "Special Considerations –We rely on LGE as a strategic partner." As a result of LGE's direct ownership interest in us, an inherent conflict of interest exists in establishing the volume and terms and conditions of our purchases from LGE and LGST. In order to mitigate such conflicts, all decisions with respect to such purchases will be made by our officers and reviewed by our directors who have no relationship with LGE.

Our stock price may be volatile.

The trading price of our common stock in the public securities market could be subject to a variety of factors, including the following:

- wide fluctuations in response to quarterly variations in our operating results or the operating results of our competitors;
- actual or anticipated announcements of technological innovations or new product developments by us or our competitors;
- significant actual or anticipated expenditures for property or equipment, research and development, sales and marketing activities, or other planned or unanticipated events;
- changes in analysts' estimates of our financial performance;
- developments or disputes concerning proprietary rights;
- regulatory developments;
- general industry conditions; and
- worldwide economic and financial conditions.

The trading volume of our common stock in the past has been limited, which may increase the volatility of the market price for our stock and reduce the liquidity of an investment in shares of our common stock. During certain periods, the stock markets have experienced extreme price and volume fluctuations. In particular, prices for many technology stocks often fluctuate widely, frequently for reasons unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

The absence of an active trading market, which may occur if we are required to delist our shares from NASDAQ SmallCap Market, would likely make our common stock an illiquid investment.

The NASDAQ Stock Market has certain rules that must be met in order for a listed company to maintain its listing on NASDAQ. During fiscal 2001, we moved the listing of our common stock from the NASDAQ National Market to the NASDAQ SmallCap Market. We may be required to delist from the NASDAQ SmallCap Market if we fail to comply with those rules. Should that occur, market makers may choose to create a market for our common stock on the over-the-counter bulletin board. If that does not occur, our stock could be traded in the "pink sheets" maintained by the National Quotation Bureau. As a result, investors would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Rights to acquire our common stock could result in dilution to other holders of our common stock.

As of March 1, 2003, we had outstanding options to acquire 1,005,500 shares of our common stock at a weighted average exercise price of $2.66 per share. An additional 442,000 shares remain available for grant under our 1994 Stock Option Plan. During the terms of these options, the holders thereof will have the opportunity to profit from an increase in the market price of the common stock. Additionally, all outstanding options become fully vested and exercisable upon a change of control of our company. The existence of these options may adversely affect the terms on which we can obtain additional financing, and the holders of these options can be expected to exercise such options at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of our common stock on terms more favorable to us than those provided by the exercise of these options.

Sales of additional shares of our common stock could have a negative effect on the market price of our common stock.

Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through the sale of our equity securities. A majority of the restricted shares of common stock currently outstanding are eligible for sale in the public market, subject to compliance with the requirements of Rule 144 under the securities laws. Shares issued upon the exercise of stock options granted under our stock option plan generally will be eligible for sale in the public market. We also have the authority to issue additional shares of common stock and shares of one or more series of preferred stock. The issuance of such shares could dilute the voting power of the currently outstanding shares of our common stock and could dilute earnings per share.

It may be difficult for a third party to acquire us, even if the acquisition would be in the best interest of stockholders.

We are subject to provisions under Delaware corporate law that would require us to obtain certain approvals from our board of directors or stockholders in order to engage in a business combination with an interested stockholder under certain circumstances. Our Amended Certificate of Incorporation and Bylaws also contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions

- authorize our board of directors to fill vacancies on our board of directors;
- authorize our board of directors to issue preferred stock in series with such voting rights and other powers as our board of directors may determine; and
- require the affirmative vote of two-thirds of the directors then in office to approve:
    - a public offering of our capital stock;
    - the merger with or the acquisition of another business or the acquisition of a significant amount of the assets of another business;
    - the sale of a significant amount of our assets;
    - our entering into contracts with our stockholders or directors;
    - our assumption or acquisition of debt in excess of $1.0 million; and

-- any amendment of our Amended Certificate of Incorporation and Bylaws of our wholly owned subsidiary Vodavi Communications Systems, Inc.

These provisions in our Amended Certificate of Incorporation and Bylaws and Delaware corporate law may have the effect of making more difficult or delaying attempts by others to obtain control of us, even when these attempts may be in the best interests of stockholders.

We do not pay cash dividends.

We have never paid any cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. Instead, we intend to retain any earnings to provide funds for use in our business. Furthermore, the terms of the revolving line of credit facility between our wholly owned subsidiary Vodavi Communications Systems, Inc. and General Electric Capital Corporation prohibit our subsidiary from paying dividends to us without the consent of GE Capital. This restriction could limit our ability to pay dividends in the future.

ITEM 2. PROPERTIES

We sublease, for a ten year term expiring in December 2011, approximately 55,000 square feet of space in Phoenix, Arizona, where we maintain engineering and design laboratories, a sound engineering laboratory, software development facilities, testing laboratories, product development facilities, customer service support facilities, an employee training facility, warehouse and distribution areas, sales and marketing offices, and administrative and executive offices.

We also lease approximately 3,000 square feet of space in Norcross, Georgia, for a term expiring in August 2006. We maintain software development facilities, engineering and design laboratories, product development facilities, product assembly and testing facilities.

We lease, for a term ending in December 2004, approximately 19,500 square feet of space in Scottsdale, Arizona. This space is sub-leased to a third party. We also lease, for a term ending in May 2005, approximately 5,000 square feet of office and warehouse space in Tempe, Arizona that is used in our Vodavi Direct operation.

We believe our facilities are adequate for our reasonably anticipated needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are subject to certain asserted and unasserted claims encountered in the normal course of business. We believe that the resolution of these matters will not have a material adverse effect on our financial position or results of operations. We cannot provide assurance, however, that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was quoted in the NASDAQ National Market under the symbol "VTEK" from October 6, 1995 to July 18, 2001, and is now listed on the NASDAQ SmallCap Market. The following table sets forth the high and low sales prices of our common stock on the NASDAQ National Market and the NASDAQ SmallCap Market for the periods indicated.

	High	Low
2000:		
First quarter	$7.31	$2.75
Second quarter	4.50	1.00
Third quarter	3.78	2.00
Fourth quarter	2.44	1.00
2001:		
First quarter	$2.50	$1.03
Second quarter	1.19	0.63
Third quarter	1.40	0.76
Fourth quarter	1.45	0.76
2002:		
First quarter	$1.65	$1.24
Second quarter	2.85	1.43
Third quarter	3.33	1.71
Fourth quarter	2.15	1.31
2003:		
First quarter (through March 24, 2003)	$1.95	$1.37

On March 24, 2003, the closing sales price of our common stock was $1.78 per share. As of March 24, 2003, there were 38 holders of record of our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock and do not intend to declare or pay any cash dividends in the foreseeable future. In addition, our credit facility with GE Capital restricts our ability to pay cash dividends.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below as of and for each of the years in the two-year period ended December 31, 2002 are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data presented below as of and for each of the years in the three-year period ended December 31, 2000 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial information provided below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of our company and related notes thereto. No dividends were paid during the periods presented.

	Year Ended December 31, (in thousands, except per share amounts)				
Statement of Operations Data:	**2002**	**2001**	**2000**	**1999**	**1998**
Revenue	$ 37,328	$ 34,153(1)	$ 47,705	$ 49,811	$ 48,322
Gross margin	13,449	11,170(2)	17,503	17,886	15,802
Operating expenses	12,164	13,183(3)	16,041	15,252	14,358
Operating income (loss)	1,285	(2,013)	1,462	2,634	1,444
Interest expense	97	406	705	676	791
Income (loss) before income taxes and change in accounting principle	1,188	(2,419)	757	1,958	653
Provision for (benefit from) income taxes	471	(863)	309	718	(330)
Income (loss) before income taxes and change in accounting principle	717	(1,556)	448	1,240	983
Change in accounting principle	(1,263)	-	-	-	-
Net income (loss)	$ (546)	$ (1,556)	$ 448	$ 1,240	$ 983
Net income (loss) per share, diluted	$ (0.13)	$ (0.37)	$ 0.10	$ 0.29	$ 0.23
Weighted average shares outstanding, diluted	4,428	4,235	4,305	4,344	4,342

	As of December 31, (in thousands)				
Balance Sheet Data:	**2002**	**2001**	**2000**	**1999**	**1998**
Assets:					
Current assets	$ 14,829	$ 14,861	$ 20,959	$ 20,570	$ 17,810
Property and equipment, net	1,631	1,581	2,033	2,356	2,663
Goodwill, net	725	1,638	1,772	1,906	2,244
Other, net	203	193	417	726	426
	$ 17,388	$ 18,273	$ 25,181	$ 25,558	$ 23,143
Liabilities:					
Current liabilities	$ 6,748	$ 7,045	$ 12,176	$ 13,208	$ 12,044
Other long-term obligations	18	200	421	530	500
Total liabilities	6,766	7,245	12,597	13,738	12,544
Stockholders' equity	10,622	11,028	12,584	11,820	10,599
	$ 17,388	$ 18,273	$ 25,181	$ 25,558	$ 23,143

(1) Includes special charges of $432 related to price protection obligations.
(2) Cost of goods sold includes special charges of $568 related to inventory impairments.
(3) Includes special charges of $761 related to severance, receivable reserves, and exit costs.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to customer incentives, bad debts, sales returns, excess and obsolete inventory, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Customer Incentives

We record reductions to revenue for customer incentive programs, including special pricing agreements, price protection for our distributors, promotions, and other volume-related rebate programs. Such reductions to revenue are estimates, which are based on a number of factors, including our assumptions related to customer redemption rates, sales volumes, and inventory levels at our distributors. If actual results differ from our original assumptions, revisions are made to our estimates that could result in additional reductions to our reported revenue in the period the revisions are made. Additionally, if market conditions were to decline, we may take actions to increase the level of customer incentive offerings that could result in an incremental reduction of revenue in the period in which we offer the incentive.

Bad Debts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Additionally, we have a significant concentration of accounts receivable with our largest distributor, Graybar Electric Company, Inc. As of December 31, 2002, Graybar accounted for 23% of our total accounts receivable. If Graybar's financial condition were to deteriorate, resulting in their inability to make payments to us, it could have a material adverse impact on our financial condition and results of operations.

Sales Returns

We maintain allowances for estimated sales returns. While we have distribution agreements with our largest distributors that limit the amount of sales returns on active products, we generally allow unlimited returns of products that we discontinue. Accordingly, the timing and amount of revisions to our estimates for sales returns is largely influenced by our decisions to discontinue product lines and our ability to predict the inventory levels of such products at our largest distributors. Revisions to these estimates have the effect of increasing or decreasing the reported amount of revenue in the period in which the revisions are made. We generally do not accept product returns from our direct dealers unless the product is damaged.

Excess and Obsolete Inventory

We record our inventory at the lower of cost or market value. Our assessment of market value is determined by, among other things, historical and forecasted sales activity, the condition of specific inventory items, and competitive pricing considerations. When the assessed market value is less than the historical cost, provision is made in the financial statements to write-down the carrying amount of the respective inventory items to market value. If actual results are less favorable than our original assumptions for determining market value, additional inventory write-downs may be required.

The above listing is not intended to be a comprehensive list of our accounting policies. See our audited consolidated financial statements and notes thereto, which begin on page F-1 of this Annual Report on Form 10-K, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain revenue and expense items. The table and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this report.

	2002	2001	2000
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	64.0	67.3	63.3
Gross margin	36.0	32.7	36.7
Operating expenses:			
Engineering and product development	6.3	5.9	3.6
Selling, general, and administrative	26.3	32.7	30.0
	32.6	38.6	33.6
Operating income (loss)	3.4	(5.9)	3.1
Interest expense, net	.2	1.2	1.5
Income (loss) before taxes and accounting change	3.2	(7.1)	1.6
Income tax expense (benefit)	1.3	(2.5)	0.7
Income (loss) before accounting change	1.9	(4.6)	0.9%
Change in accounting principle	(3.4)	-	-
Net income (loss)	(1.5)%	(4.6)%	0.9%

2001 Special Charges

During the first quarter of 2001, we implemented a restructuring plan aimed at reducing our operating expenses to coincide with our revised sales outlook. Pursuant to the restructuring plan, we reduced our workforce, discontinued our Interactive Voice Response product group, and implemented broad-based price reductions on certain product lines. These actions created severance-related obligations of $168,000, estimated shut-down costs of $265,000, and estimated distributor price protection obligations of $432,000.

Additionally, in light of deteriorating economic and industry conditions and planned introductions of new products, in the first quarter of 2001, we re-evaluated the carrying amount of certain receivables and inventory items resulting in additional accounts receivable reserve requirements of $328,000 and inventory impairments of $568,000.

The pre-tax financial impact of these initiatives during 2001 totaled approximately $1.8 million consisting of both cash and non-cash charges. The following table sets forth the components of these special charges included in the accompanying consolidated statement of operations for the year ended December 31, 2001:

	Amount ($000)	Inclusion in Statement of Operations
Non-cash Charges:		
Inventory impairments	$ 568	Cost of goods sold
Allowance for bad debts	328	Selling, general & administrative expenses
Distributor price protection	151	Revenue
Property and equipment	15	Selling, general & administrative expenses
	1,062	
Cash Charges:		
Distributor price protection	281	Revenue
Severance-related costs	168	Selling, general & administrative expenses
Other shut-down costs	250	Selling, general & administrative expenses
	699	
	$ 1,761	

The following table sets forth the activity of accrued cash charges for each of the years in the two-year period ended December 31, 2001: *(in thousands)*

	Initial Balance	2001 Payments	Balance Dec. 31, 2001	2002 Payments	Balance Dec. 31, 2002
Distributor price protection	$ 281	$ (195)	$ 86	$ (86)	$ -
Severance-related costs	168	(114)	54	(54)	-
Other shut-down costs	250	(106)	144	(144)	-
	$ 699	$ 415	$ 284	$ (284)	$ -

Fiscal Year Ended December 31, 2002 Compared With Fiscal Year Ended December 31, 2001

Revenue

Revenue during 2002 increased $3.2 million, or 9.3%, to $37.3 million from revenue of $34.2 million in 2001. Sales to our supply house customers increased $1.9 million, or 10.0 %, to $20.8 million, or 56% of our total revenue during 2002 compared with $18.9 million, or 55% of our total revenue in 2001. Our sales in this channel of distribution can fluctuate significantly between periods as a result of fluctuations in the amount of inventory supply houses carry of our product. We estimated that during 2002, our supply house customers reduced their inventory of our products by approximately $1.5 million compared with a reduction of $5.8 million in 2001.

Sales through our *infinite* direct dealer program increased approximately $700,000, or 5.0%, to $15.4 million, or 41% of our total revenue during 2002, compared with $14.7 million, or 43% of our total revenue during 2001. The increase in *infinite* product sales can be attributed to selling to fewer, but larger and better established dealers who are more effective at selling our larger systems.

Sales through our direct sales office, which we acquired in March 2002, totaled approximately $1.0 million, after intercompany eliminations, during 2002.

Our revenue during 2002 was negatively impacted by our decision to exit our Interactive Voice Response business in 2001. Revenue attributable to this business totaled $135,000 during 2002 compared with revenue of $1.3 million in 2001.

Gross Margin

Our gross margin was $13.5 million in 2002 compared with $11.2 million in 2001. Our gross margin as a percentage of total revenue increased to 36.0% during 2002 compared with 32.7% in 2001. The increase in gross margin percentage during 2002 is a direct result of (a) inventory impairments and price protection obligations of $1.0 million in 2001 (b) better leverage over the fixed component of cost of goods sold, which includes labor and other warehouse and distribution costs; and (c) higher margins associated with our direct sales office. The increase in gross margin percentage between periods was slightly offset by our decision to sell certain discontinued product lines in 2002 in a bulk sale transaction for $300,000 at no margin.

Engineering and Product Development

Engineering and product development expenditures increased 16.8% to $2.3 million in 2002 compared with $2.0 million in 2001. During 2002, we incurred additional salaries and personnel costs associated with an increase in headcount and field trial activities. During 2002 we also engaged third-party consultants to a greater extent than 2001 to assist in the development of some of our products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses declined approximately $1.4 million, or 12.1%, to $9.8 million in 2002 compared with $11.2 million in 2001. Excluding special charges of approximately $760,000 recorded in 2001, selling, general and administrative expense declined by approximately $594,000, or 5.7%, in 2002. The reduction is the net effect of a number of factors including (a) the discontinuance of our Interactive Voice Response Business, (b) decreased sales, marketing and promotional expenses, (c) a reduction in bad debt expenses; and (d) a reduction in depreciation and amortization, including the elimination of goodwill amortization of $134,000 associated with our adoption of SFAS No. 142. These reductions were partially offset by additional operating expenses of our direct sales office of approximately $632,000 during 2002 compared to zero in 2001, and the cost associated with the settlement of litigation in 2002 of $300,000.

Interest Expense

Interest expense decreased to approximately $97,000 in 2002 compared to $406,000 in 2001. The decrease in interest expense is a direct result of our debt reduction efforts during 2002 and lower borrowing costs.

Income Taxes

We provided for federal and state income taxes using an effective rate of 39.6% during 2002 compared with and effective rate of 35.7% in 2001. The change in effective rates between periods reflects the impact of permanent book/tax differences in loss years versus years with positive pre-tax earnings.

Fiscal Year Ended December 31, 2001 Compared With Fiscal Year Ended December 31, 2000

Revenue

Revenue during 2001 totaled $34.2 million compared with revenue of $47.7 million in 2000, a reduction of $13.5 million, or 28.4%. Sales to our supply house customers accounted for approximately $18.9 million, or 55% of our total revenue during 2001 compared with $31.2 million, or 65% of our total revenue in 2000, representing a year-over-year decrease of $12.3 million. The decrease in sales to our supply house customers is attributable to (a) a $5.8 million reduction in supply house inventory levels resulting in fewer orders to us; (b) soft market conditions in the small- to mid-sized markets affecting our industry; (c) our decision to reduce prices on certain of our single line telephones and voice mail products; and (d) reduced sales of certain discontinued products.

Revenue in 2001 was also negatively impacted by our decision to exit the retail Interactive Voice Response business during the first quarter of 2001. Revenue attributable to this business totaled $1.3 million during 2001 compared with $2.4 million during 2000, a reduction of 45.8%.

Sales through our infinite direct dealer program totaled $14.7 million, or 43% or our total revenue during 2001 compared with $15.0 million, or 31% of our total revenue during 2000. During 2001, we continued our program to focus on selling to fewer, but larger and better-established, dealers. While sales through our infinite channel were positively impacted by the introduction of larger dealers, they were negatively impacted by the poor economic and market conditions for small- to mid-sized businesses in the United States and by our decision to reduce prices on certain voice mail products.

Gross Margin

Our gross margin was $11.2 million during 2001 compared with $17.5 million during 2000. Our gross margin as a percentage of total revenue declined to 32.7% during 2001 compared with 36.7% during 2000. The reduction in our gross margin percentage during 2001 is a direct result of (a) inventory impairments and price protection obligations of $1.0 million recorded during the first quarter of 2001; (b) fewer sales to cover the fixed component of costs of goods sold, which includes labor and other warehouse and distribution costs; and (c) price reductions on certain single line telephones and voice mail products, which were slightly offset by price concessions provided to us by our suppliers.

Engineering and Product Development

Engineering and product development expenditures increased 14.7% to $2.0 million during 2001 from $1.7 million during 2000. The increase was primarily due to salaries and related personnel costs associated with additional headcount and field trial expenses. During 2001, we introduced seven new products to the market and continued development efforts on our next generation IP Key Telephone System as well as enhancements to our existing Key Telephone Systems and voice processing products.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were $11.2 million during 2001 compared with $14.3 million in 2000, a reduction of $3.1 million, or 21.7%. Excluding special charges of approximately $760,000 recorded in the first quarter of 2001, selling, general, and administrative expenses declined by $3.9 million, or 27.1%, from 2000. This decrease is the net effect of a number of factors, including (a) headcount reductions; (b) decreased marketing and promotional expenses; and (c) strict cost controls over discretionary spending.

Interest Expense

Interest expense decreased to $406,000 during 2001 from $705,000 during 2000. During 2001, our interest expense was positively impacted by a $3.7 million reduction in our loan balance from the beginning of the year and a reduction of our effective interest rate from 9.15% at the beginning of the year to 4.52% at December 31, 2001.

Income Taxes

We provided for federal and state income taxes using an effective rate of 35.7% during 2001 compared with an effective rate of 40.8% during 2000. The change in effective rates between periods reflects the impact of permanent book/tax differences in loss years versus years with positive pre-tax earnings.

Liquidity and Capital Resources

Our net working capital position was $8.1 million at December 31, 2002 compared with $7.8 million at December 31, 2001. We had a cash balance of $1.1 million at December 31, 2002 compared to a cash balance of $340,000 at December 31, 2001. Factors that increased our cash position during 2002 included positive cash flows from operations, the receipt of an $839,000 income tax refund, and $3.0 million by extending our payment terms with our largest supplier from 30 days to 60 days. Factors that reduced our cash balance during 2002 included cash payments of $624,000 to acquire DataSpeak Systems, Inc., cash payments of $2.6 million on our revolving credit facility, purchases of property and equipment of $485,000, and other changes in working capital, including reductions in accounts payable and accrued liabilities of $625,000.

Our days sales outstanding, calculated on quarterly sales, improved to approximately 70 days as of December 31, 2002 compared with 71 days as of December 31, 2001. Our days sales outstanding, and our liquidity, is significantly influenced by the timing of payments received from our largest distributors. Our two largest distributors comprised 43% of our total accounts receivable as of December 31, 2002 and 48% of our total accounts receivable as of December 31, 2001.

Our inventory turnover, measured in terms of days sales outstanding on a quarterly basis, increased to 87 days as of December 31, 2002 compared with 84 days as of December 31, 2001. Our inventory days sales outstanding increased slightly as a result of lower than anticipated sales in the fourth quarter of 2002.

Trade payables and accrued liabilities, including payables to third-party and related-party manufacturers, were approximately $6.8 million as of December 31, 2002 compared with $4.5 million as of December 31, 2001. The increase in trade payables and accrued liabilities between periods is a direct result of extending our payment terms with our largest supplier from 30 days to 60 days. We anticipate that our payment terms with our largest supplier will remain at 60 days for the foreseeable future.

We maintain a $15.0 million credit facility with General Electric Capital Corporation that expires during April 2003. The line of credit bears interest at 2.5% over the 30-day commercial paper rate, or 3.8% as of December 31, 2002. Advances under the line of credit are based upon eligible accounts receivable and inventory of our wholly owned subsidiary Vodavi Communications Systems, Inc., and are secured by substantially all of our assets. We had total borrowing capacity of approximately $7.0 million and no outstanding borrowings under the credit facility at December 31, 2002. The revolving line of credit contains covenants that are customary for similar credit facilities and also prohibit our operating subsidiaries from paying dividends to our company without the consent of GE Capital. As of December 31, 2002, we were in compliance with all of the covenants.

We are currently in the process of negotiating a replacement credit facility, which we expect to complete before the current facility expires. While we have not yet signed a definitive credit agreement, we have received a commitment from a financial institution for a $5.0 million revolving credit facility with a term of two years. Advances under the credit facility will bear interest at the bank's prime rate. There can be no assurances that we will be successful in obtaining a replacement facility or completing the proposed credit agreement on the terms outlined above.

During March 2002 we acquired substantially all of the assets and assumed certain liabilities of DataSpeak Systems, Inc., an Arizona-based dealer of our products. Under the terms of the purchase agreement, we paid cash of $624,000 and issued 100,000 shares of restricted common stock. The cash portion of the acquisition was funded by our credit facility.

We have no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other than certain long-term operating lease agreements for our facilities and certain vehicles and short-term purchase commitments to our third-party suppliers.

The following table sets forth all known commitments as of December 31, 2002 and the year in which those commitments become due or are expected to be settled (in thousands):

Year	Operating Leases	Credit Facility	Purchase Commitments	Accounts Payable & Accrued Liabilities	Total
2003	$ 1,094	$ --	$ 5,203	$ 6,748	$ 13,045
2004	1,095	--	--	--	1,095
2005	881	--	--	--	881
2006	818	--	--	--	818
2007	785	--	--	--	785
Thereafter	3,142	--	--	--	3,142
Total	$ 7,815	$ --	$ 5,203	$ 6,748	$ 19,766

From time to time we are subject to certain asserted and unasserted claims encountered in the normal course of business. We believe that the resolution of these matters will not have a material adverse effect on our financial position or results of operations. We cannot provide assurance, however, that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters.

We believe that our working capital and credit facilities are sufficient to fund our capital needs during the next 12 months. Although we currently have no acquisition targets, we intend to continue to explore acquisition opportunities as they arise and may be required to seek additional financing in the future to meet such opportunities.

International Manufacturing Sources

We currently obtain most of our products under various manufacturing arrangements with third-party manufacturers in Asia, including LGE who owns approximately 20% of our outstanding common stock. See Item 1, "Special Considerations – We face risks associated with international manufacturing sources."

Impact of Recently Issued Standards

In 2001, the FASB issued Statement No. 141, *Accounting For Business Combinations*, and Statement No. 142, *Goodwill And Other Intangible Assets*. These statements modified accounting for business combinations after June 30, 2001 and affected our treatment of goodwill and other intangible assets effective January 1, 2002. The statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be performed at least annually, with impaired assets written-down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminate lives will cease. Goodwill amortization expense was $0, $134,000, and $134,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

We have determined that upon adoption of these statements on January 1, 2002, the entire $1.6 million carrying amount of the goodwill was impaired. This determination was based principally on the total market value of our issued and outstanding common stock on January 1, 2002 of $5.5 million compared with our book value on December 31, 2001 of $11.0 million. The goodwill impairment was recognized in the first quarter of 2002 as a change in accounting principle. Except as disclosed above, the adoption of these statements did not have a material impact on our financial condition or results from operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or are classified as held-for-sale. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have any impact on our financial condition or results from operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaced EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and will apply to exit or disposal activities initiated after December 31, 2002. We have reviewed the requirements of SFAS No. 146 and believe the adoption of this statement will not have a material impact on our financial statements.

In November 2002, the FASB issued FASB Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of the Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions in this interpretation apply to guarantees issued or modified after December 31, 2002. We have adopted the disclosure provisions of this interpretation as of December 31, 2002 as presented in Note 4 to our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensations - A Transition and Disclosure - an Amendment to SFAS No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair market value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, 'Interim Financial Reporting," to require disclosure about those effects in interim financial information. We have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002 as presented in Note 6 to our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2002, we did not participate in any derivative financial transactions or other financial and commodity transactions for which fair value disclosure would be required under Statement of Financial Accounting Standards No. 107. We do not hold investment securities that would require disclosure of market risk.

Our market risk exposure is limited to interest rate risk associated with our credit instruments. We incur interest on loans made under a revolving line of credit at variable interest rates of 2.50% over the 30 day commercial paper rate, a total of 3.80% at December 31, 2002. The principal of loans under this line of credit is due in April 2003. At December 31, 2002, we had no outstanding borrowings under the line of credit.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Reference is made to the financial statements, the report thereon, and the notes thereto commencing at page F-1 of this Report, which financial statements, report, and notes are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position
William J. Hinz (1)	57	Chairman of the Board
Gregory K. Roeper	42	President, Chief Executive Officer, and Director
David A. Husband	34	Vice President-Finance, Chief Financial Officer, Secretary, and Treasurer
Stephen L. Borcich	56	Vice President – Distribution Sales
Steven R. Francis	51	Vice President – Dealer Sales
Jack A. Henry (2)	59	Director
Jong Hwa Choi	42	Director
Stephen A McConnell (2)	50	Director
Emmett E. Mitchell (1)(2)	47	Director
Frederick M. Pakis (1)	49	Director

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

William J. Hinz has served as Chairman of the Board of our company since October 1997 and as a director of our company since April 1997. Since October 1999, Mr. Hinz has served as Group President for the Triumph Components Group, which is a group of seven divisional companies within Triumph Group, Inc., a publicly held company. Mr. Hinz served as President of Stolper-Fabralloy Company, a precision aerospace engine component manufacturer that is a subsidiary of Triumph Group, Inc., from September 1997 until October 1999 and as Executive Vice President of Operations of Stolper-Fabralloy from March 1996 until September 1997. Mr. Hinz served as Vice President of Global Repair and Overhaul Operations for AlliedSignal Aerospace Company from June 1994 until March 1996. During this period, Mr. Hinz also was responsible for aerospace aftermarket merger and acquisition activity.

Gregory K. Roeper has served as President of our company since December 1998 and as Chief Executive Officer and a director of our company since December 1999. Mr. Roeper served as our Chief Operating Officer from June 1998 until December 1999. Between November 1994 and June 1998, Mr. Roeper held a variety of other executive positions with our company, including Chief Financial Officer; Executive Vice President - Finance, Administration, and Operations; Secretary; and Treasurer. From 1982 until 1994, Mr. Roeper was employed with Arthur Andersen LLP.

David A. Husband has served as our Vice President – Finance, Chief Financial Officer, Secretary, and Treasurer since March 2001. Prior to joining our company, Mr. Husband served in various capacities with Action Performance Companies, Inc., a publicly held company engaged in the motorsports merchandising business, from May 1998 until December 2000, most recently as Executive Vice President and Chief Operating Officer. Mr. Husband was employed as an accountant with Arthur Andersen LLP from July 1992 to May 1998, where he was primarily engaged in auditing publicly held companies. Mr. Husband is a Certified Public Accountant in the state of Arizona.

Stephen L. Borcich has served as our Vice President – Distribution Sales since June 2002. Prior to that, Mr. Borcich served as our Vice President – Sales and Marketing since April 1999. Mr. Borcich served as Vice President – Sales for Voice Technologies Group, a manufacturer and distributor of digital integration technology from August 1998 until March 1999. From February 1997 until July 1998, Mr. Borcich served as Vice President – Sales and Marketing of Q.SyS, Inc., a manufacturer of computer telephony applications. Mr. Borcich also served as Vice President – Sales of Microlog Corporation from December 1990 until September 1995.

Steven R. Francis has served as our Vice President – Dealer Sales since June 2002. From March 2002, when we acquired DataSpeak Systems, Inc. to June 2002, Mr. Francis served as our Vice President – Direct Sales. Mr. Francis served as co-founder and president of DataSpeak Systems, Inc., an Arizona-based interconnect company from January 1998 until March 2002. Prior to that time, Mr. Francis served as the Vice President of Sales and Marketing of Enhanced Systems, Inc. from October 1996 until December 1997. Mr. Francis previously has served in the communications industry in various positions including various sales and management positions at GTE, Stromberg-Carlson, and Executone.

Jack A. Henry has served as a director of our company since November 2001. Mr. Henry began his career in 1966 with the international professional services firm of Arthur Andersen LLP and held positions in the Detroit, San Jose, Seattle, and Phoenix offices. In 2000, Mr. Henry retired as Managing Partner of the Phoenix office and formed Sierra Blanca Ventures, LLC, a private advisory and investment firm. Mr. Henry currently serves on the board of directors of Simula, Inc., Harris Trust Bank of Arizona, and SOS Staffing Services, Inc. Mr. Henry has also served in a variety of community positions including most recently as chairman of the Arizona Chamber of Commerce from 1999 to 2000, and chairman of Greater Phoenix Leadership from 2000 to 2001. Mr. Henry attended the U.S. Naval Academy and holds a BBA and MBA from the University of Michigan.

Jong Hwa Choi has served as a director of our company since February 2003. Mr. Choi has served in various capacities for LG InfoComm U.S.A., a major U.S. mobile handset vendor and affiliate of LG Electronics, Inc. since 1987, and since March 2000 has served as Vice President of Administration. During his 16-year tenure, Mr. Choi has managed international business planning and set up overseas subsidiaries for various divisions of LGE. Mr. Choi's global assignments include Italy, Russia, and the United States. Mr. Choi's experiences in various industries include consumer electronics, semiconductors, and mobile handsets.

Stephen A McConnell has served as a director of our company since January 1996. Mr. McConnell currently serves as the President of Solano Ventures, an investment fund devoted to small- to mid-sized companies. Mr. McConnell also currently serves as Chairman of G-L Industries, LLC, a manufacturer of wood glue-lam beams used in the construction industry. Mr. McConnell served as Chairman of the Board of Mallco Lumber & Building Materials from September 1991 to June 1997. Mr. McConnell currently serves as a director of Capital Title Group, Inc., Mobile Mini, Inc., and Miracor Diagnostics, Inc., all of which are publicly held companies.

Emmett E. Mitchell has served as a director of our company since February 1999. Mr. Mitchell has been employed with MS Howell & Co., a NASD broker dealer and investment banking firm, as the Executive Vice President since December 2000. Mr. Mitchell has also served as the Chief Financial Officer of ICESoft Technologies, Inc., a privately held software company since December 2001. Prior to this, Mr. Mitchell was employed with Paradise Valley Securities, Inc., since October 1991, most recently as the Chairman and Chief Executive Officer.

Frederick M. Pakis has served as a director of our company since November 2001. Mr. Pakis was a co-founder of JDA Software, Inc. in 1985 where he served as Co-Chairman of the Board, President, and Co-Chief Executive Officer for various periods of time through 1999. Since that time, Mr. Pakis formed and serves as Managing Director of Clarendon Capital Management, LLC, a private advisory and investment firm. Mr. Pakis previously served as a Retail Consulting Manager with Touche Ross & Co. from 1981 to 1985, and as Director of Corporate Planning for the Sherwin Williams Company, a home improvement specialty store company from 1976 to 1981. Mr. Pakis also serves on the boards of several not-for-profit entities, including Phoenix Children's Hospital and Phoenix Country Day School. Mr. Pakis attended the U.S. Military Academy at West Point, received a Bachelor of Science degree in Operations Research from Case Western Reserve University , and a Master of Business Administration degree from the London School of Business, where he studies as a Sloan Fellow.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon our review of the copies of such forms we received during the fiscal year ended December 31, 2002, and written representations that no other reports were required, we believe that each person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of our common stock complied with all Section 16(a) filing requirements during such fiscal year, except that Mr. Hinz filed a late Form 4 covering two purchase transactions.

ITEM 11. EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

The following table sets forth certain information with respect to the compensation we paid to our Chief Executive Officer and four other executive officers who received cash compensation in excess of $100,000 during fiscal 2002.

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation Awards	
Name and Principal Position(1)	Year	Salary($)	Bonus ($)	Securities Underlying Options(#)(2)	All Other Compensation($)
Gregory K. Roeper	2002	$ 165,000	$ 25,000	--	$ 4,329(3)
President and Chief Executive	2001	$ 155,000	$ 15,000	35,000	$ 8,451(4)
Officer	2000	$ 148,500	--	--	6,579
David A. Husband	2002	$ 135,000	$ 25,000	--	$ 750(5)
Vice President - Finance, Chief Financial Officer, Secretary and Treasurer	2001	$ 94,000	$ --	75,000	$ --
Stephen L. Borcich	2002	$ 125,000	$ --	--	$ 750(5)
Vice President - Distribution	2001	$ 125,000	$ --	--	$ 750(5)
Sales	2000	$ 134,612(6)	10,000	--	750(5)
Kent R. Burgess	2002	$ 134,000	$ --	--	$ --
Former Vice President -	2001	$ 125,000	$ --	--	$ --
Product Development	2000	$ 91,350	--	10,000	--
Steven R. Francis	2002	$ 102,000	$ --	50,000	$ 750(5)
Vice President - Dealer Sales					

(1) We consider Messrs. Roeper, Husband, Borcich, and Francis to be our executive officers. David A. Husband became our Chief Financial Officer during March 2001; Mr. Francis became our Vice President - Direct Sales during March 2002 and became our Vice President - Dealer Sales in June 2002. Mr. Burgess was our Vice President - Product Development from April 2000 until his retirement in December 2002.

(2) The exercise price of all stock options granted were equal to the fair market value of our common stock on the date of grant.

(3) Represents premium payment of $3,579 for a long-term disability insurance policy paid by our company and a 401(k) plan matching contribution in the amount of $750.

(4) Represents premium payment of $2,234 for a long-term disability insurance policy and $5,467 for a term life insurance policy paid by our company. Also includes a 401(k) plan matching contribution in the amount of $750.

(5) Represents a 401(k) plan matching contribution.

(6) Includes sales commissions paid during fiscal 2000.

Option Grants

The following table sets forth certain information with respect to stock options granted to the officers listed during the fiscal year ended December 31, 2002.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted (#)	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	5%	10%
Gregory K. Roeper	--	--	--	--	--	--
David A. Husband	--	--	--	--	--	--
Stephen L. Borcich	--	--	--	--	--	--
Kent R. Burgess	--	--	--	--	--	--
Steven R. Francis	50,000	60.6%	$1.35	3/4/12	$42,450	$107,578

(1) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

Option Holdings and Values

The following table provides information on the value of unexercised options held by the officers listed as of December 31, 2002. None of the listed officers exercised any options during 2002.

OPTION VALUES AS OF DECEMBER 31, 2002

	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Gregory K. Roeper	171,250	51,250	$ 7,000	$ 21,000
David A. Husband	18,750	56,250	$ 13,650	$ 40,950
Stephen L. Borcich	33,750	11,250	$ --	$ --
Kent R. Burgess	5,000	5,000	$ --	$ --
Steven R. Francis	--	50,000	$ --	$ 22,000

(1) Calculated based upon the closing price of our common stock as reported on the Nasdaq SmallCap Market on December 31, 2002 of $1.79 per share. The exercise price of certain of the options held by our executive officers on December 31, 2002 were greater than $1.79 per share.

Employment Agreements

William J. Hinz

Effective October 1, 1999, we entered into an employment agreement with William J. Hinz. The agreement had an initial term through September 30, 2001, and automatically renewed through September 30, 2002. The agreement automatically renews for successive one-year terms unless either party terminates by giving the other party at least 30 days' written notice. The agreement provides for Mr. Hinz to serve as our Chairman of the Board and to receive a base salary of $75,000 per annum.

The employment agreement provides for Mr. Hinz to receive his fixed compensation to the date of termination of his employment by reason of resignation, death, or as a result of termination of employment "for cause," as defined the agreement. If we terminate the employment of Mr. Hinz, or if his employment is terminated by reason of disability, the agreement provides for the payment of fixed compensation to Mr. Hinz for the remaining term of the agreement, payable in a lump sum within ten days of the date of termination. In addition, Mr. Hinz's vested options as of the date of termination will remain outstanding through the 90-day period following the then-current term of the agreement . All unvested options as of the date of termination will be cancelled.

In the event of a "change of control" of our company, as defined in the agreement, Mr. Hinz will receive a minimum bonus of $50,000. In addition, any options that were granted to Mr. Hinz that remain unvested as of the date of the change of control will become fully vested and exercisable on the effective date of the change of control. If the employment of Mr. Hinz is terminated as a result of a change of control, we will be required to pay Mr. Hinz, within ten days of the date of termination, the greater of (a) his base salary and benefits for the remaining term of the employment agreement, or (b) his annual base salary.

Gregory K. Roeper

Effective October 1, 1999, we entered into an employment agreement with Mr. Roeper. We renewed and amended the agreement effective October 1, 2002, for a term expiring on September 30, 2003. The agreement automatically renews for successive one-year terms unless either party terminates by giving the other party at least 30 days' written notice. The employment agreement provides for Mr. Roeper to serve as our President and Chief Executive Officer. The employment agreement provides for Mr. Roeper to receive a base salary of $182,500 per annum through September 30, 2003.

The agreement provides for Mr. Roeper to receive his fixed compensation to the date of termination of his employment by reason of resignation, death, or as a result of termination of employment "for cause," as defined in the agreement. If we terminate his employment, or if his employment is terminated by reason of disability, the agreement provides for the payment of his base salary and benefits for a period of one year, payable in a lump sum within ten days of the date of termination. In addition, Mr. Roeper's vested options as of the date of termination will remain outstanding through the 120-day period following the then-current term of the agreement. All unvested options as of the date of termination will be cancelled.

In the event of a "change of control" of our company, as defined in the agreement, Mr. Roeper will receive a minimum bonus of $100,000. In addition, any options that were granted to Mr. Roeper that remain unvested as of the date of the change of control will become fully vested and exercisable on the effective date of the change of control. If Mr. Roeper's employment is terminated as a result of a change of control, we will be required to pay him, within ten days of the date of termination, his annual base salary and benefits for a period of one year following the date of termination plus any earned bonus through the date of termination.

David A. Husband

Effective January 1, 2003, we entered into an employment agreement with Mr. Husband. The agreement has an initial term of one year. The agreement automatically renews for successive one-year terms unless either party terminates by giving the other party at least 30 days' written notice. The employment agreement provides for Mr. Husband to serve as our Vice President - Finance and Chief Financial Officer. The employment agreement provides for Mr. Husband to receive a base salary of $135,000 per annum through December 31, 2003.

The agreement provides for Mr. Husband to receive his fixed compensation to the date of termination of his employment by reason of resignation, death, or as a result of termination of employment "for cause," as defined the agreement. If we terminate Mr. Husband's employment, or if his employment is terminated by reason of disability, we will pay Mr. Husband his base salary and benefits for a period ranging from six to nine months, depending on his length of service to our company. In addition, Mr. Husband's vested options as of the date of termination will remain outstanding through the 120-day period following the then-current term of the agreement. All unvested options as of the date of termination will be cancelled.

In the event of a "change of control" of our company, as defined in the employment agreement, Mr. Husband will receive a bonus ranging from $25,000 to $62,500, based on the value of the transaction. In addition, any options that were granted to Mr. Husband that remain unvested as of the date of the change of control will become fully vested and exercisable on the effective date of the change of control. If Mr. Husband's employment is terminated as a result of a change of control, we will be required to pay him his base salary and benefits for a six-month period following the date of termination plus any earned bonus through the date of termination.

Steven R. Francis

Effective March 1, 2002, in connection with our acquisition of DataSpeak Systems, Inc., we entered into an employment agreement with Mr. Francis. The agreement has an initial term through February 2004. The employment agreement provides for Mr. Francis to serve as President of Vodavi Direct, Inc., our wholly owned subsidiary, for a base salary of $125,000 per annum. Pursuant to the agreement, we granted to Mr. Francis ten-year options to purchase 50,000 shares of our common stock at an exercise price per share equal to $1.35, and 25% of the options will vest and become exercisable on each of the first four anniversaries of the date of grant. In the event of a "change of control" of our company, as defined in the agreement, any options that were granted to Mr. Francis that remain unvested as of the date of the change of control will become fully vested and exercisable on the effective date of the change of control. If Mr. Francis' employment is terminated as a result of a change of control, we will be required to pay Mr. Francis his base salary and benefits for the remaining term of the agreement plus any earned bonus through the date of termination.

The agreement provides for Mr. Francis to receive his fixed compensation to the date of termination of his employment by reason of resignation, death, or as a result of termination of employment "for cause," as defined the agreement. If we terminate the employment of Mr. Francis, or if his employment is terminated by reason of disability, the agreement provides for the payment of fixed compensation to Mr. Francis for the remaining term of the agreement. In addition, any vested options held by Mr. Francis as of the date of termination will remain outstanding through the 90-day period following the then-current term of the agreement. All unvested options as of the date of termination will be cancelled.

Each employment agreement described above provides that the executive will be eligible to receive discretionary bonuses in amounts determined by our Board of Directors. In addition, each employment agreement generally requires us to

- reimburse each executive for all travel, entertainment, and other ordinary and necessary expenses incurred in connection with our business and their duties under their respective employment agreements; and
- provide such other fringe benefits that we make generally available to all of our employees on a non-discriminatory basis.

Each employment agreement also contains provisions that prohibit the executive from

- competing with us for a period of 12 months after the termination of the executive's employment with our company,
- taking certain actions intended to solicit other persons to terminate their business relationship with us or to terminate his or her employment relationship with us, and
- making unauthorized use or disclosure of our trade names, fictitious names, or confidential information.

Other Arrangements

We maintain agreements with each of our other officers and employees that prohibit such persons from disclosing confidential information obtained while employed by us. We offer our employees medical, life, and disability insurance benefits. Our executive officers and other key personnel (including directors who also are employees of our company) are eligible to receive stock options under our stock option plan.

Director Compensation and Other Information

Employees of our company do not receive compensation for serving as members of our Board of Directors. Each independent director receives a quarterly retainer fee of $3,750 payable on the first day of each quarter. Each independent director also receives a $500 fee for each meeting attended by telephone or in person and reimbursement for reasonable expenses incurred in attending meetings of our Board of Directors, except that Mr. Hinz receives no cash compensation for meetings attended. Mr. Hinz, the Chairman of our Board of Directors, is compensated as pursuant to an employment agreement. See Item 11, "Executive Compenation – Employment Agreements." During March 2003, we granted Mr. Hinz options to purchase 15,000 shares of our common stock. Committee members other than Mr. Hinz receive a $500 fee for attendance at committee meetings that are held on days other than days on which a Board of Directors' meeting is held. Non-employees who serve as directors of our company also receive an annual automatic stock option grant to purchase 5,000 shares of stock under our Amended and Restated 1994 Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

Performance evaluation and compensation decisions relating to 2002 were made by the Compensation Committee of our Board of Directors, which consisted of Messrs. Mitchell, Hinz, and Pakis. Except for our employment agreement with Mr. Hinz, none of such persons had any contractual or other relationships with us during fiscal 2002 except as directors. See Item 11, "Executive Compensation—Employment Agreements."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 31, 2002 by () each director; (ii) the executive officers set forth in the Summary Compensation Table under Item 11, "Executive Compensation;" (iii) all of our directors and executive officers as a group; and (iv) each other person who is known by us to beneficially own or to exercise voting or dispositive control over more than 5% of our common stock.

Name and Address of Beneficial Owner (1)	Number of Shares (2)	Percent (2)
Directors and Executive Officers:		
William J. Hinz	60,800(3)	1.4%
Gregory K. Roeper	210,600(4)	4.6%
David A. Husband	62,350(5)	1.4%
Stephen L. Borcich	33,750(6)	*
Kent R. Burgess	5,003(7)	*
Steven R. Francis	100,000(8)	2.3%
Jack A. Henry	5,900(9)	*
Kyeong-Woo Lee	5,000(10)	*
Stephen A McConnell	56,900(11)	1.3%
Emmett E. Mitchell	30,000(12)	*
Frederick M. Pakis	5,000(13)	*
All directors and officers as a group (11 persons)	575,303	12.2%
Non-management 5% Stockholders:		
LG Electronics, Inc.	862,500(14)	19.8%
Hummingbird Management, LLC	477,300(16)	11.0%
Steven A. Sherman	277,330(15)	6.3%
Anthony Silverman	263,267(17)	6.1%

* Less than 1%

(1) Each person named in the table has sole voting and investment power with respect to all common stock beneficially owned by him, subject to applicable community property law, except as otherwise indicated. Except as otherwise indicated, each person may be reached at 4717 East Hilton Avenue, Suite 400, Phoenix, Arizona 85034.

(2) The percentages shown are calculated based upon 4,349,788 shares of our common stock outstanding on December 31, 2002. The percentages shown include the shares of common stock that each named stockholder has the right to acquire within 60 days of December 31, 2002. In calculating ownership percentage, all shares of common stock that the named stockholder has the right to acquire upon exercise of stock options within 60 days of December 31, 2002 are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such stockholder, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other stockholder. Percentages may be rounded. Includes, when applicable, shares owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of common stock such person has sole or shared voting control or power of disposition.

(3) Includes 13,300 shares of common stock and 47,500 shares of common stock issuable upon exercise of options, but excludes 12,500 shares of common stock issuable upon exercise of unvested stock options.

(4) Includes 35,600 shares of common stock and 175,000 shares of common stock issuable upon exercise of options, but excludes 60,000 shares of common stock issuable upon exercise of unvested stock options.

(5) Includes 43,600 shares of common stock and 18,750 shares of common stock issuable upon exercise of options, but excludes 56,250 shares of common stock issuable upon exercise of unvested stock options.

(6) Includes 33,750 shares of common stock issuable upon exercise of options, but excludes 11,250 shares of common stock issuable upon exercise of unvested stock options.

(7) Includes 3 shares of common stock and 5,000 shares of common stock issuable upon exercise of options, but excludes 5,000 shares of common stock issuable upon exercise of unvested stock options.

(8) Excludes 50,000 shares of common stock issuable upon exercise of unvested stock options.

(9) Includes 900 shares of common stock and 5,000 shares of common stock issuable upon exercise of stock options, but excludes 5,000 shares of common stock issuable upon exercise of unvested stock options.

(10) Includes 5,000 shares of common stock issuable upon exercise of stock options, but excludes 5,000 shares of common stock issuable upon exercise of unvested stock options.

(11) Includes 26,900 shares of common stock and 30,000 shares issuable upon exercise of options, but excludes 5,000 shares of common stock issuable upon exercise of unvested stock options.

(12) Includes (a) 9,500 shares of common stock and 20,000 shares issuable upon exercise of options held by Mr. Mitchell, and (b) 500 shares of common stock held by Mr. Mitchell as custodian for his children, but excludes 5,000 shares of common stock issuable upon exercise of unvested stock options held by Mr. Mitchell.

(13) Includes 5,000 shares of common stock issuable upon exercise of stock options, but excludes 5,000 shares of common stock issuable upon exercise of unvested stock options.

(14) Represents shares of common stock beneficially owned by LG Electronics Inc. LGE has sole voting power and sole dispositive power over such shares. LGE acquired the shares of our common stock in connection with the merger of its minority owned subsidiary, LGIC, with and into LGE during September 2000. The address of LGE is LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Korea.

(15) Includes 95,000 shares of common stock and 75,000 shares issuable upon exercise of options held by Mr. Sherman; 8,000 shares held by Mr. Sherman as custodian for certain of his children; 86,830 shares held by Sherman Capital Group, L.L.C., of which Mr. Sherman is the managing member; and 12,500 shares held by Sherman Capital Partners, L.L.C., of which Mr. Sherman is a managing member. Mr. Sherman disclaims beneficial ownership of all shares held by Sherman Capital Group, L.L.C. and Sherman Capital Partners, L.L.C. except to the extent that his individual interest in such shares arises from his interest in each such entity. The address for Mr. Sherman is 509 Vista Grande Drive, Colorado Springs, Colorado 80906.

(16) Represents 477,300 shares of common stock beneficially owned by Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), as investment manager to The Hummingbird Value Fund, L.P. The managing member of Hummingbird Management is Paul Sonkin, who also serves as the managing member of HVF Capital, the general partner of The Hummingbird Value Fund and The Hummingbird Microcap Value Fund. Hummingbird Management has sole voting and dispositive power over the shares, and Hummingbird Management disclaims any economic interest or beneficial ownership of the shares. Information is based solely on a Schedule 13D filed with the Commission on or about June 12, 2002, as amended on November 26, 2002 and January 3, 2003. The address of Hummingbird Management, LLC is 153 East 53rd Street, New York, New York 10022.

(17) Represents 263,267 shares of common stock beneficially owned by Anthony Silverman, who has sole voting and dispositive power of the shares. Information is based solely on a Schedule 13D filed with the Commission on or about August 7, 2002. The address for Mr. Silverman is 7305 E. Del Acero Drive, Scottsdale, Arizona 85254.

Equity Compensation Plan Information

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our 1994 Stock Option Plan as of December 31, 2002.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	880,500	$ 2.89	567,000
Equity Compensation Plans Not Approved by Stockholders	--	--	--
Total	880,500	$ 2.89	567,000

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LG Electronics Inc., our principal supplier, owns approximately 20% of our outstanding common stock. Kyeong Woo Lee, a director of our company from January 2002 until February 2003 and Jong Hwa Choi, a director of our company since February 2003, are officers of LGE or its affiliates. We purchased approximately $18.5 million of key telephone systems, commercial grade telephones, and voice mail products from LGE and an affiliate of LGE during 2002. We believe that the purchases from LGE and its affiliate approximate terms that would be offered by non-related parties. We owed LGE and its affiliate approximately $4.0 million for product purchases as of December 31, 2002.

We also conduct joint development activities with LGE for the design and development of hardware incorporated into some of our existing and planned telephone systems and commercial grade telephones. Generally, LGE contributes the ongoing research and development costs for the product hardware and produces the finished goods developed under the alliance and we obtain the right to sell such products throughout North America and the Caribbean.

In July 2001, we entered into a development agreement with LGE under which we will develop for LGE certain advanced voice messaging technologies. We recorded revenue of $183,000 in 2002 and $210,000 in 2001 for work performed under the development agreement using the percentage of completion method. As of December 31, 2002, LGE had paid us $300,000 pursuant to the agreement.

ITEM 14. CONTROLS AND PROCEDURES

Based on their evaluation, as of a date within 90 days prior to the date of the filing of this report, of the effectiveness of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective and sufficient to ensure that we record, process, summarize, and report information required to be disclosed by us in our periodic reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms.

Subsequent to the date of their evaluation, there have not been any significant changes in our internal controls or in other factors that could significantly affect these controls, including any corrective action with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) Financial Statement Schedules: Schedule II, Valuation and Qualifying Accounts is set forth on page S-3 of this report.

(b) Reports on Form 8-K.

None.

(c) Exhibits

Exhibit Number	Exhibit
3.1	Amended Certificate of Incorporation of the Registrant (1)
3.2	Amended and Restated Bylaws of the Registrant (1)
4.1	Form of Certificate representing shares of Common Stock, par value $.001 per share (1)
10.13A	Vodavi Single Line Telephone Agreement Extension dated April 4, 1997 between Vodavi Communications Systems, Inc. and L.G. Srithai Electronics Co., Ltd. (2)
10.19	OEM Agreement dated as of June 19, 1995, between Tecom Co., Ltd. and Vodavi Communications Systems, Inc. (3)
10.23	Amended and Restated Credit Agreement dated as of April 11, 1994 between Vodavi Communications Systems, Inc. and General Electric Capital Corporation, as Amended and Restated as of June 11, 1997 (2)
10.24	First Amendment to Stock Pledge and Security Agreement dated as of June 11, 1997, between Vodavi Technology, Inc. and General Electric Capital Corporation (2)
10.25	Security Agreement dated as of June 11, 1997 between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.28	Trademark Security Agreement, dated as of June 11, 1997, by and between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (2)
10.29	Trademark Security Agreement dated as of June 11, 1997, by and between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.35	Repair and Refurbishment Agreement dated June 24, 1999, between Vodavi Communication Systems, Inc. and Aztec International LLC (4)
10.36	License Agreement dated May 17, 1999, between Santa Barbara Connected Systems Corporation and Vodavi Technology, Inc. (4)
10.37	Object Code Software License Agreement dated May 24, 1999, between D2 Technologies, Inc. and Vodavi Technology, Inc. (4)
10.38	Fourth Amendment to Credit Agreement between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (5)
10.40	Employment Agreement dated October 1, 1999, between William J. Hinz and Vodavi Technology, Inc. (6)
10.42	Second Amendment to Amended and Restated Credit Agreement dated October 31, 1999, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (6)
10.43	Third Amendment to Amended and Restated Credit Agreement dated October 9, 2000, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (7)
10.44	Waiver and Amendment of Credit Agreement dated May 11, 2001, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (8)

10.47 Sublease Agreement dated August 8, 2001, between Vodavi Communications Systems, Inc. and SpeedFam-IPEC, Inc. (9)
10.48 Employment Agreement, effective October 1, 2001, between Gregory K. Roeper and Vodavi Technology, Inc. (10)
10.49 Second Amended and Restated 1994 Stock Option Plan (amended through May 13, 2002) (11)
10.50 Fourth Amendment to Amended and Restated Credit Agreement dated March 4, 2002, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation
10.51 Employment Agreement, effective January 1, 2003, between David A. Husband and Vodavi Technology, Inc.
10.52 Employment Agreement, effective October 1, 2003 between Gregory K. Roeper and Vodavi Technology, Inc.
21 List of Subsidiaries
23.1 Consent of Deloitte and Touche LLP
23.2 Statement regarding consent of Arthur Andersen LLP
99.1 Certification of the Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2 Certification of the Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section of 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to Registration Statement on Form S-1 (No. 33-95926) and amendments thereto which became effective on October 6, 1995.
(2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as filed on August 11, 1997.
(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed on April 1, 1996.
(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as filed on August 16, 1999.
(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 12, 1999.
(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 27, 2000.
(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as filed on November 14, 2000.
(8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed on May 15, 2001.
(9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as filed on November 13, 2001.
(10) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed on March 29, 2002.
(11) Incorporated by reference to Registration Statement on Form S-8 (No. 333-98819) as filed by the Registrant on August 27, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VODAVI TECHNOLOGY, INC.

Date: March 24, 2003

By: /s/ Gregory K. Roeper
Gregory K. Roeper
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ William J. Hinz William J. Hinz	Chairman of the Board	March 24, 2003
/s/ Gregory K. Roeper Gregory K. Roeper	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 24, 2003
/s/ David A. Husband David A. Husband	Vice President – Finance, Chief Financial Officer, Secretary, and Treasurer (Principal Financial and Accounting Officer)	March 24, 2003
/s/ Jack A. Henry Jack A. Henry	Director	March 24, 2003
/s/ Jong Hwa Choi Jong Hwa Choi	Director	March 24, 2003
/s/ Stephen A McConnell Stephen A McConnell	Director	March 24, 2003
/s/ Emmett E. Mitchell Emmett E. Mitchell	Director	March 24, 2003
/s/ Frederick M. Pakis Frederick M. Pakis	Director	March 24, 2003

CERTIFICATION

I, Gregory K. Roeper, certify that:

1. I have reviewed this annual report on Form 10-K of Vodavi Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ Gregory K. Roeper
Gregory K. Roeper
Chief Executive Officer

CERTIFICATION

I, David A. Husband, certify that:

1. I have reviewed this annual report on Form 10-K of Vodavi Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ David A. Husband
David A. Husband
Chief Financial Officer

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements and Schedule

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Vodavi Technology, Inc.

We have audited the accompanying consolidated balance sheets of Vodavi Technology, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company's consolidated financial statements for the year ended December 31, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 2, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of the Company for the year ended December 31, 2000 were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2000 included (1) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying SFAS 142 (including any related tax effects) to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income and the related earnings-per-share amounts. In our opinion, the disclosures for 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

THIS REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To Vodavi Technology, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Vodavi Technology, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vodavi Technology, Inc. and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Phoenix, Arizona
February 2, 2001

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
In thousands except share amounts

Assets	December 31, 2002	December 31, 2001
Current Assets		
Cash	$ 1,141	$ 340
Accounts receivable, net of reserves for doubtful accounts and sales returns of $422 in 2002 and $730 in 2001	6,671	6,996
Inventories	5,550	5,331
Income tax receivable	300	839
Deferred income taxes	436	781
Prepaid expenses and other	731	574
Total current assets	14,829	14,861
Property and equipment, net	1,631	1,581
Goodwill, net	725	1,638
Deferred Income Taxes	160	--
Other Long-Term Assets, net	43	193
	$ 17,388	$ 18,273
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 1,250	$ 1,454
Accrued liabilities	969	1,437
Accrued rebates	564	577
Accounts payable to stockholder	3,965	984
Revolving credit facility borrowings	--	2,593
Total current liabilities	6,748	7,045
Deferred Income Taxes	--	159
Other Long-Term Obligations	18	41
Commitments and Contingencies (Note 5)		
Stockholders' Equity:		
Preferred stock, $.001 par value, 1,000,000 shares authorized; no shares issued or outstanding	--	--
Common stock, $.001 par value, 10,000,000 shares authorized; 4,668,488 and 4,553,488 shares issued at December 31, 2002 and 2001, respectively	5	5
Additional paid-in capital	13,503	13,363
Accumulated deficit	(2,127)	(1,581)
Treasury stock, at cost; 318,700 shares at December 31, 2002 and 2001	(759)	(759)
	10,622	11,028
	$ 17,388	$ 18,273

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
In thousands except per share amounts

	Years Ended December 31,		
	2002	2001	2000
Revenue, net	$ 37,328	$ 34,153	$ 47,705
Cost of Goods Sold	23,879	22,983	30,202
Gross Margin	13,449	11,170	17,503
Operating Expenses:			
Engineering and product development	2,333	1,998	1,742
Selling, general and administrative	9,831	11,185	14,299
	12,164	13,183	16,041
Operating Income (Loss)	1,285	(2,013)	1,462
Interest Expense	97	406	705
Income (Loss) Before Income Taxes and Change in Accounting Principle	1,188	(2,419)	757
Provision for (Benefit from) Income Taxes	471	(863)	309
Income (Loss) Before Change in Accounting Principle	717	(1,556)	448
Change in Accounting Principle, net of taxes	(1,263)	---	---
Net Income (Loss)	$ (546)	$ (1,556)	$ 448
Basic earnings per share:			
Income (loss) before change in accounting principle	$ 0.16	$ (0.37)	$ 0.10
Change in accounting principle	(0.29)	-	-
Net Income (Loss)	$ (0.13)	$ (0.37)	$ 0.10
Diluted earnings per share:			
Income (loss) before change in accounting principle	$ 0.16	$ (0.37)	$ 0.10
Change in accounting principle	(0.29)	-	-
Net Income (Loss)	$ (0.13)	$ (0.37)	$ 0.10
Weighted Average Shares Outstanding:			
Basic Average Shares Outstanding	4,331	4,235	4,273
Diluted Average Shares Outstanding	4,428	4,235	4,305

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
In thousands except share amounts

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock		
	Shares Issued	Amount	Capital	Deficit	Shares	Value	Total
Balance, December 31, 1999	4,342,238	$ 4	$ 12,334	$ (473)	(16,800)	$ (45)	$ 11,820
Net income	--	--	--	448	--	--	448
Purchase of common stock	--	--	--	--	(301,900)	(714)	(714)
Options exercised	211,250	1	836	--	--	--	837
Tax benefit on stock option exercises	--	--	193	--	--	--	193
Balance, December 31, 2000	4,553,488	5	13,363	(25)	(318,700)	(759)	12,584
Net loss	--	--	--	(1,556)	--	--	(1,556)
Balance, December 31, 2001	4,553,488	5	13,363	(1,581)	(318,700)	(759)	11,028
Net loss	--	--	--	(546)	--	--	(546)
Common stock issued	115,000	--	150	--	--	--	150
Tax effect of expired warrants	--	--	(10)	--	--	--	(10)
Balance, December 31, 2002	4,668,488	$ 5	$ 13,503	$ (2,127)	(318,700)	$ (759)	$ 10,622

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
In thousands

	Years ended December 31, 2002	2001	2000
Cash flows from Operating Activities:			
Net income (loss)	$ (546)	$ (1,556)	$ 448
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	635	988	940
Change in accounting principle	1,263	--	--
Tax benefit on stock option exercises	--	--	193
Provision for doubtful accounts and sales returns	256	839	628
Deferred taxes	397	16	154
Rent equalization	(23)	(94)	(51)
Changes in working capital:			
Accounts receivable	69	3,962	(2,362)
Inventories	(199)	1,376	196
Income tax receivable	539	(839)	--
Prepaid expenses and other	(148)	296	167
Other long-term assets	3	(6)	(191)
Accounts payable	(204)	80	32
Accounts payable to stockholder	2,981	(1,398)	734
Accrued liabilities and accrued rebates	(520)	(50)	615
Net cash flows provided by operating activities	4,503	3,614	1,503
Cash flows from Investing Activities:			
Cash paid to acquire property and equipment	(485)	(172)	(291)
Cash paid to acquire DataSpeak Systems, Inc.	(624)	--	--
Cash received on notes receivable	--	--	114
Net cash flows used in investing activities	(1,109)	(172)	(177)
Cash Flows from Financing Activities:			
Payments on revolving credit facility, net	(2,593)	(3,666)	(2,413)
Purchase of common stock	--	--	(714)
Stock options exercised	--	--	837
Net cash flows used in financing activities	(2,593)	(3,666)	(2,290)
Change in Cash	801	(224)	(964)
Cash, beginning of period	340	564	1,528
Cash, end of period	$ 1,141	$ 340	$ 564

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

1. Nature of Business and Summary of Significant Accounting Policies

a. Nature of Business

Vodavi Technology, Inc., a Delaware corporation, and subsidiaries (the Company), designs, develops, markets, and supports a broad range of business telecommunications solutions, including digital and IP-based telephone systems, voice processing systems, and computer-telephony products for a wide variety of business applications. The Company markets its products primarily in the United States through a distribution network consisting of wholesale distributors, direct dealers, and its own sales personnel.

The Company currently obtains most of its products from manufacturers located in South Korea, Thailand, Taiwan, and the People's Republic of China. While the Company believes that production of its product lines overseas enhances its profitability, these arrangements expose the Company to certain economic and political risks. The Company does not own most of the equipment, tools and molds used in the manufacturing process and has only limited control over the manufacturing of its products. A majority of these purchases are made from a stockholder (see Note 8).

b. Customer Concentrations

Sales to the Company's largest distributor, Graybar Electric Company, Inc., accounted for 27%, 27%, and 32% of total revenues during 2002, 2001 and 2000, respectively. During the same periods, sales to the Company's second largest distributor accounted for an additional 12%, 9%, and 12% of total revenues, respectively. Accounts receivable from the two largest distributors comprise 43% and 48% of total accounts receivable as of December 31, 2002 and 2001, respectively. No other customers accounted for more than 10% of the Company's revenues.

c. Principles of Consolidation

The consolidated financial statements include the accounts of Vodavi Technology, Inc. and its wholly owned subsidiaries Vodavi Communications Systems, Inc. (VCS), Vodavi Direct, Inc., and Vodavi-CT, Inc. (Vodavi-CT), formerly known as Enhanced Systems, Inc. (together herein referred to as the Company). In February 2002, Vodavi Direct, Inc. was formed as a wholly owned subsidiary of VCS (see Note 2). As a result of the discontinuance of the business operations of Vodavi-CT in 2001, this entity was merged into its parent company in January 2003 and no longer exists. All material intercompany transactions have been eliminated in consolidation.

d. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Estimates are used in accounting for, among other things, customer incentive programs, allowances for doubtful accounts and sales returns, price protection, reserves for excess inventory and obsolescence, and contingencies and litigation. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

e. Inventories

Inventories consist of purchased finished products from a stockholder and other third-party manufacturers and are stated at the lower of cost (first-in, first-out method) or market. The Company's assessment of market value is determined by, among other things, historical and forecasted sales activity, the condition of specific inventory items, and competitive pricing considerations. When the assessed market value is less than the historical cost, provision is made in the financial statements to reduce the carrying amount of the respective inventory items to market value.

The Company generally takes title to inventory upon shipment from the manufacturer.

f. Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Property and equipment and the related useful lives consist of the following as of December 31, 2002 and 2001, respectively.

Type of Asset	Useful Life In Years	2002	2001
		($000)	($000)
Office and computer equipment	5	$ 2,975	$ 2,825
Furniture and fixtures	10	570	409
Tooling and manufacturing equipment	5-8	1,670	1,662
		5,215	4,896
Less – accumulated depreciation		(3,584)	(3,315)
		$ 1,631	$ 1,581

Depreciation expense was $485,000, $627,000, and $614,000, for the years ended December 31, 2002, 2001, and 2000, respectively.

g. Goodwill

Goodwill represents the cost in excess of the estimated fair values of assets and liabilities acquired. Goodwill was being amortized on the straight-line method over 20 years. Amortization expense was $0, $134,000, and $134,000, for the years ended December 31, 2002, 2001, and 2000, respectively. Accumulated amortization was $0, and $1,037,000 at December 31, 2002 and 2001, respectively. On January 1, 2002, the Company changed its method of accounting for goodwill. See note below.

h. Other Long-Term Assets

Other long-term assets consists principally of acquired licensing rights, including a licensing agreement the Company entered into in 1999 to acquire the licensing and manufacturing rights to certain voice mail products for $500,000. This agreement was being amortized utilizing a useful life of three years. Amortization expense related to this asset was $125,000, $167,000 and $167,000 for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, all licensing-related assets were fully amortized.

i. Impairment of Long-Lived Assets

Long-lived assets, excluding goodwill and other intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company compares the carrying value of the assets to the sum of the expected future cash flows (undiscounted and without interest charges) to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less then the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are valued at the lower of carrying value or fair value, less costs to sell.

j Recent Accounting Pronouncements

In 2001, the FASB issued Statement No. 141, *Accounting For Business Combinations*, and Statement No. 142, *Goodwill And Other Intangible Assets*. These statements modified accounting for business combinations after June 30, 2001 and affected the Company's treatment of goodwill and other intangible assets effective January 1, 2002. The Statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be performed at least annually, with impaired assets written-down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the Statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminate lives will cease.

The Company has determined that upon adoption of these Statements on January 1, 2002, the entire $1.6 million carrying amount of the goodwill was impaired. This determination was based principally on the total market value of the Company's issued and outstanding common stock on January 1, 2002 of $5.5 million compared to the Company's book value on December 31, 2001 of $11.0 million. The goodwill impairment was recognized in 2002 as a change in accounting principle, net of $375,000 of income taxes.

The following table sets forth, for the periods presented, pro forma net income (loss) as if we had adopted SFAS Nos. 141 and 142 from the earliest period presented: ($000's except per share amounts)

	Year Ended December 31,					
	2002		2001		2000	
	Amount	**EPS**	**Amount**	**EPS**	**Amount**	**EPS**
Income (loss) before change in accounting principle, as reported	$ 717	$ 0.16	$ (1,556)	$ (0.37)	$ 448	$ 0.10
Add back goodwill amortization, net of taxes	-	-	100	0.02	100	0.02
Adjusted net income (loss)	$ 717	$ 0.16	$ (1,456)	$ (0.35)	$ 548	$ 0.12

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or are classified as held-for-sale. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have any impact on our financial condition or results from operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaced EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and will apply to exit or disposal activities initiated after December 31, 2002. We have reviewed the requirements of SFAS No. 146 and believe the adoption of this statement will not have a material impact on our financial statements.

In November 2002, the FASB issued FASB Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of the Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions in this interpretation apply to guarantees issued or modified after December 31, 2002. We have adopted the disclosure provisions of this interpretation as of December 31, 2002 as presented in Note 4.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensations - A Transition and Disclosure - an Amendment to SFAS No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. We have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002 as presented in Note 6.

k. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

l. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met at the time the Company ships products to customers. Additionally, revenues from software sales were recognized when delivery had occurred, the license fee was fixed and determinable, collectibility was reasonably assured and evidence of an arrangement existed. Software maintenance and support revenues were recognized ratably over the term of the contract, generally twelve months. Revenues from professional services for customization of software are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee-per-hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project. Revenues are recorded net of discounts, allowances for sales returns and volume rebates.

m. Engineering and Product Development

All costs associated with internal engineering and product development activities are expensed as incurred.

n. Stock Option Plans

Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation", encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and provide pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method as defined in SFAS No. 123 had been applied. The Company applies the intrinsic value method under APB No. 25 and provides the pro forma disclosure provisions of SFAS No. 123.

The Company has computed, for pro forma disclosure purposes, the value of all options granted during 2002, 2001, and 2000, using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2002	2001	2000
Risk free interest rate	3.05%	5.03%	6.14%
Expected dividends	None	None	None
Expected lives in years	5.0	5.0	4.9
Expected volatility	76.1%	79.0%	78.1%

No stock-based employee compensation cost is reflected in net income as all options granted under the Plan had an exercise price equal to or greater than the market price of the underlying common stock on the date of grant. If the Company had accounted for its stock-based compensation plan using a fair value based method of accounting as prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reported as follows:

	Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Net income (loss):			
As reported	$(546)	$(1,556)	$448
Fair Value of options granted, net of taxes	(131)	(126)	(158)
Pro forma	$(677)	$(1,682)	$290
Earnings (loss) per share:			
As reported – basic and diluted	$(0.13)	$ (0.37)	$0.10
Pro forma – basic and diluted	$(0.16)	$ (0.40)	$0.07

o. Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share", the Company displays basic and diluted earnings per share (EPS). Basic EPS is determined by dividing net income by the weighted average number of common shares outstanding. The basic weighted average number of common shares outstanding excludes all dilutive securities. Diluted EPS is determined by dividing net income by the weighted average number of common shares and dilutive securities outstanding.

A reconciliation of the numerator and denominator (weighted average number of shares outstanding) of the basic and diluted EPS computation is as follows:

	2002	2001	2000
	(In thousands, except per share data)		
Income (loss) before change in accounting principal	$ 717	$ (1,556)	$ 448
Change in accounting principal	(1,263)	-	-
Net income (loss	$ (546)	$ (1,556)	$ 448
Weighted average common shares for basic earnings per share	4,331	4,235	4,273
Effect of dilutive stock options(1)	97	-	32
Weighted average common shares for diluted earnings per share	4,428	4,235	4,305
Basic earnings per share:			
Income before change in accounting principle	$ 0.16	$ (0.37)	$ 0.10
Change in accounting principle	(0.29)	-	-
Net Income (loss)	$ (0.13)	$ (0.37)	$ 0.10
Diluted earnings per share:			
Income before change in accounting principle	$ 0.16	$ (0.37)	$ 0.10
Change in accounting principle	(0.29)	-	-
Net Income (loss)	$ (0.13)	$ (0.37)	$ 0.10

(1) Dilutive securities are calculated using the treasury stock method and the average market price during the period. Options on 625,000, 646,500, and 328,000 shares had an exercise price greater than the average market price during the years ended December 31, 2002, 2001, and 2000, respectively, and therefore did not enter into the earnings per share calculation.

p. Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable, payable to related parties, and accrued liabilities approximate fair values due to the short-term maturities of these instruments. As the revolving credit facility bears a variable interest rate at 2.5% over the 30 day commercial paper rate, the carrying value approximates fair value.

q. Segments

The Company operates in one reportable segment, the distribution of business telecommunications equipment. Accordingly, the Company has only presented financial information for its one reportable segment.

r. Reclassifications

Certain reclassifications have been made to the financial statements for the year ended December 31, 2001 to conform to the current year's presentation.

2. Recent Acquisitions

On March 4, 2002, the Company, through its wholly owned subsidiary Vodavi Direct, Inc., acquired substantially all of the assets and assumed certain liabilities of DataSpeak Systems, Inc., an Arizona-based dealer of the Company's products. Under the terms of the purchase agreement, the Company paid cash of $624,000 and issued 100,000 shares of restricted common stock valued at $135,000 based on the closing price of the Company's common stock on the date of the acquisition. The purchase price was allocated as follows (in thousands):

Inventory	$	20
Prepaid assets		9
Property and equipment		50
Deferred Taxes		9
Goodwill		725
Accrued liabilities		(54)
	$	759

3. Special Charges

During the first quarter of 2001, the Company implemented a restructuring plan aimed at reducing its operating expenses to coincide with its then current sales outlook. Pursuant to the restructuring plan, the Company reduced its workforce by approximately 20 percent, discontinued its Interactive Voice Response product group, and implemented broad-based price reductions on certain voice mail products and single-line telephones. These actions created severance-related obligations of $168,000, estimated shut-down costs of $265,000, and estimated distributor price protection obligations of $432,000.

Additionally, in light of deteriorating economic and industry conditions and planned introductions of new products, in the first quarter of 2001 the Company re-evaluated the carrying amount of certain receivables and inventory items resulting in additional accounts receivable reserve requirements of $328,000 and inventory impairments of $568,000.

The pre-tax financial impact of these initiatives during 2001 totaled approximately $1.8 million consisting of both cash and non-cash charges. The following table sets forth the components of these special charges included in the accompanying consolidated statement of operations for the year ended December 31, 2001:

		Amount ($000)	Inclusion in Statement of Operations
Non-cash Charges:			
Inventory impairments	$	568	Cost of goods sold
Allowance for bad debts		328	Selling, general & administrative expenses
Distributor price protection		151	Revenue
Property and equipment		15	Selling, general & administrative expenses
		1,062	
Cash Charges:			
Distributor price protection		281	Revenue
Severance-related costs		168	Selling, general & administrative expenses
Other shut-down costs		250	Selling, general & administrative expenses
		699	
		$ 1,761	

The following table sets forth the activity of accrued cash charges for each of the years in the two-year period ended December 31, 2002: *(in thousands)*

	Initial Balance	2001 Payments	Balance Dec. 31, 2001	2002 Payments	Balance Dec. 31, 2002
Distributor price protection	$ 281	$ (195)	$ 86	$ (86)	$ -
Severance-related costs	168	(114)	54	(54)	-
Other shut-down costs	250	(106)	144	(144)	-
	$ 699	$ (415)	$ 284	$ (284)	-

The following table sets forth for the periods presented the total revenue and operating income (loss) contributed by the Interactive Voice Response product group that was discontinued in the first quarter of 2001: *(in thousands)*

	Year Ended December 31,		
	2002	2001	2000
Revenue	$ 135	$ 1,331	$ 2,420
Operating income (loss)	73	(359)	(186)

4. Revolving Credit Facility

As of December 31, 2002, VCS had a $15.0 million revolving credit facility with a financial institution. Available borrowings under the facility are based on eligible inventory and accounts receivable of VCS. Advances of the credit facility are secured by substantially all of the Company's assets. Vodavi Technology, Inc. and Vodavi Direct, Inc. are guarantors under the credit facility. Interest is payable monthly at a variable rate based on the 30-day commercial paper rate plus 2.50% (3.80% and 4.52% at December 31, 2002 and 2001, respectively). The credit facility expires in April 2003. At December 31, 2002, there were no outstanding borrowings on the revolving credit facility and $7.0 million available for use.

The credit agreement contains certain financial covenants that are customary for similar credit facilities and also prohibits the Company's operating subsidiaries from paying dividends to the Company without the consent of the financial institution. At December 31, 2002 and 2001, the Company was in compliance with these financial covenants.

5. Commitments and Contingencies

a. Legal Matters

The Company was involved in a legal dispute with Paradygm Communications, Inc. and R.C. Patel related to a strategic alliance agreement. In October 2002, the parties settled the dispute. As a result, the Company paid Paradygm and Patel $250,000 and incurred an additional $50,000 of legal fees. The financial impact of the settlement is included in the consolidated financial statements for the year ended December 31, 2002.

From time to time the Company is subject to certain asserted and unasserted claims encountered in the normal course of business. It is the Company's belief that the resolution of these matters will not have a material adverse effect on our financial position or results of operations, however, we cannot provide assurance that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters.

b. Operating Leases

The Company has entered into long-term operating lease agreements for all of its office and warehouse facilities and certain vehicles. Minimum payments under the Company's lease agreements are as follows:

Years Ending December 31	Operating Leases (in thousands)
2003	$ 1,094
2004	1,095
2005	881
2006	818
2007	785
Thereafter	3,142
Total minimum lease commitments	7,815
Total minimum noncancellable sublease rentals	(374)
	$ 7,441

Certain of the Company's lease agreements provide for initial periods of free or discounted rental payments. Rent expense is recognized on a straight-line basis and was approximately $1.2 million for the year ended December 31, 2002, and $1.1 million for each of the years ended December 31, 2001, and 2000, respectively. The difference between rent expensed and rent paid ("rent equalization") was $23,000, $94,000, and $51,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

c. 401(k) Profit Sharing Plan

The Company sponsors a profit sharing plan (the 401(k) Plan) pursuant to Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan covers substantially all full-time employees who meet the eligibility requirements and provides for a discretionary profit sharing contribution by the Company and an employee elective contribution with a discretionary Company matching provision. The Company expensed discretionary contributions pursuant to the 401(k) Plan in the amounts of $64,000, $63,000, and $76,000, for the years ended December 31, 2002, 2001, and 2000, respectively.

6. Stockholders' Equity

a. Treasury Stock

In the fourth quarter of 1999, the Company began acquiring shares of its common stock in connection with a stock repurchase program authorized by the Company's Board of Directors in October 1999. That program authorized the Company to purchase up to 400,000 common shares over a six-month period, which was subsequently extended through June 2001, on the open market or pursuant to negotiated transactions at price levels the Company deemed attractive. As of December 31, 2002, the Company had purchased 318,700 shares at an aggregate cost of $759,000.

b. Vodavi Technology, Inc. 1994 Stock Option Plan

The Vodavi Technology, Inc. 1994 Stock Option Plan (the Plan), as amended, provides for the granting of (a) options to purchase shares of the Company's common stock, (b) stock appreciation rights, (c) shares of the Company's common stock, or (d) other cash awards related to the value of the Company's common stock. Under the Plan, options and other awards may be issued to key personnel of the Company. The options issued may be incentive stock options or nonqualified stock options. The Plan also includes an automatic program under which nonqualified options are automatically granted to the Company's nonemployee directors. If any options terminate or expire without having been exercised in full, the stock underlying such options will again be available for grant under the Plan. In July 2002, shareholders approved an increase in the number of shares that may be issued under the plan from 1,100,000 to 1,600,000. The Plan expires in 2004.

To the extent that granted options are incentive stock options, the terms and conditions of those options must be consistent with the qualification requirements set forth in Section 422 of the Internal Revenue Code of 1986. The maximum number of shares of common stock that can be granted to any one employee, including officers, during the term of the Plan may not exceed 50% of the shares of common stock covered by the Plan.

The expiration date, maximum number of shares purchasable, and the other provisions of the options are established at the time of grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined by the plan administrator, but the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock representing more than ten percent of the total combined voting power of all classes of the Company's stock) of the fair market value of the common stock at the time of the grant.

The following table sets forth the activity under the Plan for each of the years presented:

	December 31, 2002		December 31, 2001		December 31, 2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of period	804,500	$ 3.08	725,000	$ 3.68	779,800	$ 4.03
Granted	112,500	1.70	188,000	1.04	179,500	2.72
Forfeited	(36,500)	3.42	(108,500)	3.49	(81,800)	4.30
Exercised	--	--	--	--	(152,500)[1]	4.00
Options outstanding at end of period	880,500	$ 2.89	804,500	$ 3.08	725,000	$ 3.68
Options available for grant	567,000		143,000		222,500	
Exercisable at end of period	530,875	$ 3.52	407,375	$ 4.11	334,125	$ 4.60
Weighted average fair value of options granted		$ 1.08		$ .69		$ 1.80

(1) Excludes the exercise of 58,750 options that were not a part of the Plan.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
$0.99 - $2.78	619,000	7.7	$ 2.01	286,875	$ 2.29
$2.79 - $4.58	102,500	4.5	$ 3.98	102,500	$ 3.98
$4.59 - $7.00	159,000	2.3	$ 5.63	141,500	$ 5.68
	880,500		$ 2.89	530,875	$ 3.52

7. Income Taxes

The Company files a consolidated federal income tax return. The income tax provision (benefit) is comprised of the following:

	2002	2001	2000
		(in thousands)	
Current	$ 74	$ (879)	$ 463
Deferred	397	16	(154)
	$ 471	$ (863)	$ 309

The Company provides for deferred income taxes resulting from temporary differences between amounts reported for financial accounting and income tax purposes. The components of deferred income taxes at December 31, 2002 and 2001, were as follows:

	2002	2001
	(in thousands)	
Current deferred tax assets:		
Receivable reserves	$ 73	$ 226
UNICAP adjustment	79	84
Other accruals	200	372
Research and development credits	84	99
	$ 436	$ 781
Long-term deferred tax assets (liabilities):		
State net operating losses	$ 68	$ 82
Depreciation and amortization differences	92	(241)
	$ 160	$ (159)

A reconciliation of the federal income tax rate to the Company's effective income tax rate is as follows:

	2002	2001	2000
Federal statutory tax rate	34.0%	(34.0)%	34.0%
State taxes, net	3.3	(3.3)	3.3
Research and development tax credits	(2.8)	(3.1)	(13.9)
Non-deductible expenses and other permanent differences	5.1	4.7	17.4
	39.6%	(35.7)%	40.8%

During 2001, the Company generated approximately $2.4 million in state net operating loss carryforwards. These losses can only be carried forward to offset income in future years.

8. Related Party Transactions

LG Electronics Inc. (LGE), the Company's principal supplier, owned approximately 20% of the Company's outstanding common stock at December 31, 2002 and has a designated member on the Company's board of directors. The Company purchased approximately $18.5 million, $15.4 million, and $20.6 million of key telephone systems, commercial grade telephones, and voice mail products from LGE and an affiliate of LGE during 2002, 2001, and 2000, respectively. The Company owed LGE and its affiliate a total of $3,965,000 and $984,000 for product purchases at December 31, 2002 and 2001, respectively. During 2002, the Company's payment terms with LGE and its affiliate were changed from 30 days to 60 days after shipment. Current balances are non-interest bearing.

The Company conducts joint development activities with LGE for the design and development of hardware incorporated into some of the Company's existing and planned telephone systems and commercial grade telephones. Generally, LGE contributes the ongoing research and development costs for the product hardware and produces the finished goods developed under the alliance, and the Company obtains the right to sell such products throughout North America and the Caribbean.

In July 2001, the Company entered into a development agreement with LGE under which the Company will develop for LGE certain advanced voice messaging technologies. The Company recorded revenue of $183,000 during 2002 and $210,000 during 2001 for work performed under the development agreement using the percentage of completion method. As of December 31, 2002, LGE had made cash payments to the Company of $300,000 pursuant to the agreement.

9. Supplemental Cash Flow Information

Cash paid for interest and income taxes for the years ended December 31, 2002, 2001, and 2000 was as follows:

	2002	2001	2000
		(in thousands)	
Interest	$ 97	$ 406	$ 705
Income taxes	$ 401	$ --	$ 368

Supplemental schedule of non-cash activities:	2002
	(in thousands)
Common Stock issued to acquire DataSpeak Systems, Inc.	$ 135
Common Stock issued in lieu of employee cash bonus	$ 15
Tax effect of expired warrants	$ (10)

There were no non-cash activities during the years ended December 31, 2001 or 2000.

10. Summary of Quarterly Results (unaudited): *(in thousands, except per share amounts)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2002					
Revenue, net	$ 8,790	$ 9,459	$ 10,541	$ 8,538	$ 37,328
Gross margin	3,151	3,463	3,941	2,894	13,449
Income (loss) before income taxes and change in accounting principle	279	499	366	44	1,188
Provision (benefit) for income taxes	112	197	145	17	471
Income before change in accounting principle	167	302	221	27	717
Change in accounting principle	(1,263)	-	-	-	(1,263)
Net income (loss)	$ (1,096)	$ 302	$ 221	$ 27	$ (546)
Diluted earnings (loss) per share	$ (0.26)	$ 0.07	$ 0.05	$ 0.01	$ (0.13)
2001					
Revenue, net	$ 6,060	$ 9,603	$ 9,664	$ 8,826	$ 34,153
Gross margin	1,152	3,442	3,473	3,103	11,170
Income (loss) before income taxes and change in accounting principle	(3,291)	258	422	192	(2,419)
Provision (benefit) for income taxes	(1,207)	99	169	76	(863)
Income before change in accounting principle	(2,084)	159	253	116	(1,556)
Change in accounting principle	-	-	-	-	-
Net income (loss)	$ (2,084)	$ 159	$ 253	$ 116	$ (1,556)
Diluted earnings (loss) per share	$ (0.49)	$ 0.04	$ 0.06	$ 0.03	$ (0.37)

INDEPENDENT AUDITORS' REPORT ON SCHEDULES

To the Board of Directors and Stockholders of
Vodavi Technology, Inc.
Phoenix, Arizona

We have audited the consolidated financial statements of Vodavi Technology, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001 and for the years then ended, and have issued our report thereon dated February 14, 2003; such financial statements and report are included elsewhere in this annual report on Form 10-K of Vodavi Technology, Inc. and subsidiaries. Our audits also included the consolidated financial statement schedules for 2002 and 2001 of Vodavi Technology, Inc. and subsidiaries, listed in the Index to Consolidated Financial Statements and Schedule. The financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such 2002 and 2001 consolidated financial statement schedules, when considered in relation to the basic 2002 and 2001 consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

THIS REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To Vodavi Technology, Inc. and subsidiaries:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Vodavi Technology, Inc. and Subsidiaries (the Company) as of December 31, 2000 and for each of the two years in the period ended December 31, 2000, included in this Form 10-K, and have issued our report thereon dated February 2, 2001. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule included at page S-3 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule, for the two years ended December 31, 2000, has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Phoenix, Arizona
February 2, 2001

SCHEDULE II

Valuation and Qualifying Accounts

For the years ended December 31, 2002, 2001, and 2000

In thousands

	2002	2001	2000
Reserves for doubtful accounts and sales returns:			
Balance at beginning of year	$ 730	$ 1,582	$ 1,239
Provision charged to expense	256	839	628
Write-offs	(564)	(1,691)	(285)
Balance at end of year	$ 422	$ 730	$ 1,582
Restructuring reserve:			
Balance at beginning of year	$ 284	$ --	$ --
Provision charged to expense	--	699	--
Payments	(284)	(415)	--
Balance at end of year	$ --	$ 284	$ --
Reserves for excess and obsolete inventory:			
Balance at beginning of year	$ 621	$ 741	$ 433
Provision charged to expense	290	1,027	331
Write-offs	(567)	(1,147)	(23)
Balance at end of year	$ 344	$ 621	$ 741

EXHIBIT INDEX

Exhibit Number	Exhibit
3.1	Amended Certificate of Incorporation of the Registrant (l)
3.2	Amended and Restated Bylaws of the Registrant (l)
4.1	Form of Certificate representing shares of Common Stock, par value $.001 per share (1)
10.13A	Vodavi Single Line Telephone Agreement Extension dated April 4, 1997 between Vodavi Communications Systems, Inc. and L.G. Srithai Electronics Co., Ltd. (2)
10.19	OEM Agreement dated as of June 19, 1995, between Tecom Co., Ltd. and Vodavi Communications Systems, Inc. (3)
10.23	Amended and Restated Credit Agreement dated as of April 11, 1994 between Vodavi Communications Systems, Inc. and General Electric Capital Corporation, as Amended and Restated as of June 11, 1997 (2)
10.24	First Amendment to Stock Pledge and Security Agreement dated as of June 11, 1997, between Vodavi Technology, Inc. and General Electric Capital Corporation (2)
10.25	Security Agreement dated as of June 11, 1997 between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.28	Trademark Security Agreement, dated as of June 11, 1997, by and between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (2)
10.29	Trademark Security Agreement dated as of June 11, 1997, by and between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.35	Repair and Refurbishment Agreement dated June 24, 1999, between Vodavi Communication Systems, Inc. and Aztec International LLC (4)
10.36	License Agreement dated May 17, 1999, between Santa Barbara Connected Systems Corporation and Vodavi Technology, Inc. (4)
10.37	Object Code Software License Agreement dated May 24, 1999, between D2 Technologies, Inc. and Vodavi Technology, Inc. (4)
10.38	Fourth Amendment to Credit Agreement between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (5)
10.40	Employment Agreement dated October 1, 1999, between William J. Hinz and Vodavi Technology, Inc. (6)
10.42	Second Amendment to Amended and Restated Credit Agreement dated October 31, 1999, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (6)
10.43	Third Amendment to Amended and Restated Credit Agreement dated October 9, 2000, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (7)
10.44	Waiver and Amendment of Credit Agreement dated May 11, 2001, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (8)
10.47	Sublease Agreement dated August 8, 2001, between Vodavi Communications Systems, Inc. and SpeedFam-IPEC, Inc. (9)
10.48	Employment Agreement, effective October 1, 2001, between Gregory K. Roeper and Vodavi Technology, Inc. (10)
10.49	Second Amended and Restated 1994 Stock Option Plan (amended through May 13, 2002) (11)
10.50	Fourth Amendment to Amended and Restated Credit Agreement dated March 4, 2002, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation
10.51	Employment Agreement, effective January 1, 2003, between David A. Husband and Vodavi Technology, Inc.
10.52	Employment Agreement, effective October 1, 2003 between Gregory K. Roeper and Vodavi Technology, Inc.
21	List of Subsidiaries
23.1	Consent of Deloitte and Touche LLP
23.2	Statement regarding consent of Arthur Andersen LLP
99.1	Certification of the Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of the Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section of 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to Registration Statement on Form S-1 (No. 33-95926) and amendments thereto which became effective on October 6, 1995.

(2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as filed on August 11, 1997.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed on April 1, 1996.

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as filed on August 16, 1999.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 12, 1999.

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 27, 2000.

(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as filed on November 14, 2000.

(8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed on May 15, 2001.

(9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as filed on November 13, 2001.

(10) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed on March 29, 2002.

(11) Incorporated by reference to Registration Statement on Form S-8 (No. 333-98819) as filed by the Registrant on August 27, 2002.

EXHIBIT 21

LIST OF SUBSIDIARIES

Name	State of Incorporation
Vodavi Communications Systems, Inc.	Arizona
Vodavi Direct, Inc.(1)	Arizona

(1) Vodavi Direct, Inc. is a wholly owned subsidiary of Vodavi Communications Systems, Inc.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-08437 and 333-98819 on Form S-8 of our report dated February 14, 2003, relating to the consolidated financial statements of Vodavi Technology, Inc. and subsidiaries as of and for the years ended December 31, 2002 and 2001 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the adoption of a new accounting principle and (ii) the application of procedures relating to certain other disclosures related to the 2000 consolidated financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures) appearing in this Annual Report on Form 10-K of Vodavi Technology, Inc. and subsidiaries for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 28, 2003

EXHIBIT 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act of 1933 provides that if any part of a registration statement, when such part became effective, contained an untrue statement of a material fact, or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, with respect to the statement in such registration statement, report, or valuation, which purports to have been prepared or certified by the accountant.

On September 25, 2001, we dismissed Arthur Andersen LLP as our independent auditors. Prior to the date of filing this Form 10-K, Arthur Andersen ceased operations. After reasonable efforts, we have been unable to obtain Arthur Andersen's written consent to the incorporation by reference of Arthur Andersen's audit report with respect to our financial statements as of and for the year ended December 31, 2000 into our Registration Statements (Reg. Nos. 333-08437 and 333-98819). Such audit report is included in this Form 10-K.

Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to file this Form 10-K, which is incorporated by reference into the above listed registration statements, without a written consent from Arthur Andersen. However, as a result, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act. We believe, however, that other persons who are liable under Section 11(a) of the Securities Act, including our officers and directors, may still rely on Arthur Andersen's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act. The law in this area remains unsettled, however, and no assurance can be given that a court will find such reliance to be justified.

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Vodavi Technology, Inc. (the "Company") for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory K. Roeper, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gregory K. Roeper
Gregory K. Roeper
Chief Executive Officer
March 24, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Vodavi Technology, Inc. (the "Company") for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David A. Husband, Chief Financial Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David A. Husband
David A. Husband
Chief Financial Officer
March 24, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2003

Commission File No. 0-26912

Vodavi Technology, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**86-0789350** (I.R.S. Employer Identification No.)
4717 East Hilton Avenue, Ste. 400, Phoenix, Arizona (Address of principal executive offices)	**85034** (Zip Code)

(480) 443-6000
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ____.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Yes____ No _X_.

The number of shares outstanding of registrant's Common Stock, $.001 par value per share, as of July 25, 2003 was 3,520,589.

VODAVI TECHNOLOGY, INC.
QUARTERLY REPORT ON FORM 10-Q
FOR THE QUARTER ENDED JUNE 30, 2003

TABLE OF CONTENTS

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

VODAVI TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
In thousands, except share amounts

	June 30, 2003 (Unaudited)	December 31, 2002
CURRENT ASSETS:		
Cash	$ 135	$ 1,141
Accounts receivable, net of reserves for doubtful accounts and sales returns of $503 and $422, respectively	7,296	6,671
Inventory	5,328	5,550
Income tax receivable	-	300
Deferred income taxes	436	436
Prepaids and other current assets	571	731
Total current assets	13,766	14,829
PROPERTY AND EQUIPMENT, net	1,639	1,631
GOODWILL	725	725
DEFERRED TAXES	160	160
OTHER LONG-TERM ASSETS	81	43
	$ 16,371	$ 17,388
CURRENT LIABILITIES:		
Accounts payable	$ 802	$ 1,250
Accrued liabilities	1,436	1,551
Accounts payable to stockholder	3,627	3,965
Current portion of long-term debt	200	-
Revolving credit facility	487	-
Total current liabilities	6,552	6,766
Long-term debt	800	-
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value; 1,000,000 shares authorized, no shares issued	-	-
Common stock, $.001 par value; 10,000,000 shares authorized; 3,839,289 and 4,668,488 shares issued	4	5
Additional paid-in capital	11,441	13,503
Accumulated deficit	(1,667)	(2,127)
Treasury stock, 318,700 shares at cost	(759)	(759)
	9,019	10,622
	$ 16,371	$ 17,388

The accompanying notes are an integral part of these consolidated balance sheets.

VODAVI TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands except per share amounts
(Unaudited)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
REVENUE, net	$ 10,214	$ 9,459	$ 19,277	$ 18,249
COST OF GOODS SOLD	6,770	5,996	12,654	11,634
GROSS MARGIN	3,444	3,463	6,623	6,615
OPERATING EXPENSES:				
Engineering and product development	517	569	1,070	1,059
Selling, general and administrative	2,348	2,367	4,737	4,719
	2,865	2,936	5,807	5,778
OPERATING INCOME	579	527	816	837
INTEREST EXPENSE	27	28	52	59
INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	552	499	764	778
INCOME TAX PROVISION	219	197	304	309
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	333	302	460	469
CHANGE IN ACCOUNTING PRINCIPLE, net of tax	-	-	-	(1,263)
NET INCOME (LOSS)	$ 333	$ 302	$ 460	$ (794)
EARNINGS PER COMMON SHARE:				
Basic				
Income before change in accounting principle	$ 0.08	$ 0.07	$ 0.11	$ 0.11
Change in accounting principle	-	-	-	(0.29)
Net income (loss)	$ 0.08	$ 0.07	$ 0.11	$ (0.18)
Diluted				
Income before change in accounting principle	$ 0.08	$ 0.07	$ 0.10	$ 0.11
Change in accounting principle	-	-	-	(0.29)
Net income (loss)	$ 0.08	$ 0.07	$ 0.10	$ (0.18)
WEIGHTED AVERAGE SHARES OUTSTANDING:				
Basic	4,193	4,350	4,271	4,311
Diluted	4,354	4,462	4,407	4,391

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands
(Unaudited)

	Six Months Ended June 30,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 460	$ (794)
Adjustments to reconcile net income (loss) to net cash flows (used in) provided by operating activities:		
Depreciation and amortization	234	352
Deferred rent obligations	(4)	(16)
Change in accounting principle	-	1,263
Changes in working capital:		
Accounts receivable, net	(625)	(267)
Inventory	222	1,682
Income tax receivable	300	839
Prepaids and other current assets	160	(85)
Other long-term assets and deferred taxes	(38)	(9)
Accounts payable and payable to stockholder	(786)	523
Accrued liabilities	(111)	(398)
Net cash flows provided by (used in) operating activities	(188)	3,090
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid to acquire property and equipment	(242)	(386)
Cash paid to acquire DataSpeak Systems, Inc.	-	(624)
Net cash flows used in investing activities	(242)	(1,010)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net advances (payments) on revolving credit facility	487	(1,768)
Borrowings on term loan	1,000	-
Stock repurchase	(2,063)	-
Net cash flows used in financing activities	(576)	(1,768)
CHANGE IN CASH	(1,006)	312
CASH, beginning of period	1,141	340
CASH, end of period	$ 135	$ 652
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for interest	$ 27	$ 59
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Common stock issued to acquire DataSpeak Systems, Inc.	$ -	$ 135

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003
Unaudited

(a) INTERIM FINANCIAL REPORTING

The accompanying unaudited Consolidated Financial Statements have been prepared by Vodavi Technology, Inc. and subsidiaries ("Vodavi" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and, in the opinion of management, include all adjustments (consisting of normal recurring accruals and adjustments) necessary for a fair presentation of results of operations, financial position, and cash flows as of and for the periods presented.

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, customer incentive programs, allowances for bad debts and sales returns, inventory obsolescence, product warranty, depreciation, taxes and other contingencies. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the Consolidated Financial Statements in the period they are determined to be necessary.

The results for the six months ended June 30, 2003 are not necessarily indicative of financial results for the full year. These financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in Vodavi's Annual Report on Form 10-K for the year ended December 31, 2002.

[SPACE INTENTIONALLY LEFT BLANK]

(b) CALCULATION OF EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", the Company displays basic and diluted earnings per share (EPS). Basic EPS is determined by dividing net income (loss) by the weighted average number of common shares outstanding. The basic weighted average number of common shares outstanding excludes all dilutive securities. Diluted EPS is determined by dividing net income by the weighted average number of common shares and dilutive securities outstanding.

A reconciliation of the numerator and denominator (weighted average number of shares outstanding) of the basic and diluted EPS computation is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
	(In thousands)			
Income before change in accounting principle	$ 333	$ 302	$ 460	$ 469
Change in accounting principle	-	-	-	(1,263)
Net income (loss)	$ 333	$ 302	$ 460	$ (794)
Weighted average common shares:				
Basic	4,193	4,350	4,271	4,311
Effect of dilutive stock options (1)	161	112	136	80
Diluted	4,354	4,462	4,407	4,391
Anti-dilutive stock options (1)	600	603	607	606

(1) Dilutive securities are calculated using the treasury stock method and the average market price during the period. If an option's strike price is less than the average market price during the reporting period, the option is dilutive. If an option's strike price is greater than the average market price during the reporting period, the option is anti-dilutive and is not included in the weighted average common shares calculation. All options are anti-dilutive in reporting periods that result in a loss, excluding extraordinary items, regardless of the average market price.

(c) STOCK OPTION PLANS

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and provide pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method as defined in SFAS No. 123 had been applied. The Company applies the intrinsic value method under APB No. 25 and provides the pro forma disclosure provisions of SFAS No. 123.

No stock-based employee compensation cost is reflected in net income as all options granted under the Plan had an exercise price equal to or greater than the market price of the underlying common stock on the date of grant. If the Company had accounted for its stock-based compensation plan using a fair value based method of accounting as prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reported as follows:

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
	(In Thousands, Except Per Share Amounts)			
Net income (loss):				
As reported	$ 333	$ 302	$ 460	$ (794)
Options expense, net of taxes	29	31	61	57
Pro forma net income (loss)	$ 304	$ 271	$ 399	$ (851)
Earnings (loss) per share:				
As reported - Basic	$ 0.08	$ 0.07	$ 0.11	$ (0.18)
As reported - Diluted	0.08	0.07	0.10	(0.18)
Pro forma - Basic	0.07	0.06	0.09	(0.20)
Pro forma - Diluted	$ 0.07	$ 0.06	$ 0.09	$ (0.19)

(d) SEGMENT REPORTING

The Company operates in one reportable segment, the distribution of business telecommunications equipment. Accordingly, the Company has only presented financial information for its one reportable segment.

(e) CREDIT AGREEMENT

In April 2003, the Company entered into a credit agreement with Comerica Bank-California ("Comerica"), which established a $5.0 million revolving line of credit facility and a $1.0 million term loan (the "Credit Facility"). Advances under the Credit Facility are based upon eligible accounts receivable and inventory of the Company's wholly owned subsidiary Vodavi Communications Systems, Inc. and are secured by substantially all of the Company's assets. The Credit Facility contains covenants that are customary for similar credit facilities and also prohibits our operating subsidiaries from paying dividends to our company without the consent of Comerica.

The $5.0 million revolving line of credit bears interest at Comerica's prime rate (4.0% as of June 30, 2003) and requires monthly payments of interest only with all unpaid principal and accrued interest due at its expiration in April 2005. If the Company is unable to reduce the principal balance on the line of credit to zero for at least thirty consecutive days during any fiscal year, then any remaining balance will be converted into a term loan, or term balance, as defined in the agreement. In addition to interest on the term balance, the Company will be required to make monthly payments of principal in an amount sufficient to fully amortize the term balance over a thirty-six month period.

The $1.0 million term loan was available to the Company only for the purpose of acquiring its common stock. Advances on the term loan bear interest at Comerica's prime rate plus 0.5%, or 4.5% as of June 30, 2003. In addition to interest on the term loan, the Company will be required to make monthly payments of principal in an amount sufficient to fully amortize the term loan over a sixty-month period with all unpaid principal and accrued interest due in thirty-six months, or by June 2006.

(f) SELF TENDER OFFER - STOCK REPURCHASE

In May 2003, the Company commenced a self-tender offer to purchase up to 1,000,000 shares of its common stock for $2.40 per share. On June 13, 2003, the Company repurchased 829,199 shares of its common stock at $2.40 per share pursuant to the tender offer. The purchase price of approximately $2.1 million, which includes offering costs of approximately $73,000, is recorded as reductions to common stock and additional paid in capital in the accompanying consolidated balance sheet as of June 30, 2003.

(g) CHANGE IN ACCOUNTING PRINCIPLE AND RECENT ACCOUNTING PRONOUNCEMENTS

In 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Accounting For Business Combinations*, and SFAS No. 142, *Goodwill And Other Intangible Assets*. These statements modified accounting for business combinations after June 30, 2001 and affected the Company's treatment of goodwill and other intangible assets effective January 1, 2002. The statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be performed at least annually, with impaired assets written-down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indefinite lives will cease.

The Company determined that upon adoption of these statements on January 1, 2002, the $1.6 million carrying amount of the goodwill as of that date was impaired. The goodwill impairment was recognized in 2002 as a change in accounting principle, net of $375,000 of income taxes.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or are classified as held-for-sale. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have any impact on our financial condition or results from operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaced EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and applies to exit or disposal activities initiated after December 31, 2002. The requirements of SFAS No. 146 will not be required unless and until the Company has a future exit or disposal activity.

In November 2002, the FASB issued FASB Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of the Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions in this interpretation apply to guarantees issued or modified after December 31, 2002. We have adopted the disclosure provisions of this interpretation.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensations – A Transition and Disclosure – an Amendment to SFAS No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. We have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

(h) COMMITMENTS AND CONTINGENCIES

The Company is subject to certain asserted and unasserted claims encountered in the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on its financial position or results of operations. The Company cannot provide assurance, however, that damages that result in a material adverse effect on its financial position or results of operations will not be imposed by these matters.

ITEM 2. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Business Overview

We design, develop, market, and support a broad range of business telecommunications solutions, including telephony products, voice processing products, and computer-telephony products for a wide variety of business applications. Our telecommunications solutions incorporate sophisticated features, such as automatic call distribution and Internet protocol, or IP, gateways. Our voice processing products include interactive voice response systems, automated attendant, and voice and fax mail. Our computer-telephony products enable users to integrate the functionality of their telephone systems with their computer systems. We market our products primarily in the United States as well as in foreign countries through a distribution model consisting primarily of wholesale distributors and direct dealers.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to customer incentives, bad debts, sales returns, excess and obsolete inventory, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Customer Incentives

We record reductions to revenue for customer incentive programs, including special pricing agreements, price protection for our distributors, promotions, and other volume-related rebate programs. Such reductions to revenue are estimates, which are based on a number of factors, including our assumptions related to customer redemption rates, sales volumes, and inventory levels at our distributors. If actual results differ from our original assumptions, revisions are made to our estimates that could result in additional reductions to our reported revenue in the period the revisions are made. Additionally, if market conditions were to decline, we may take actions to increase the level of customer incentive offerings that could result in an incremental reduction of revenue in the period in which we offer the incentive.

Bad Debts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Additionally, we have a significant concentration of accounts receivable with our largest distributor, Graybar Electric Company, Inc. As of June 30, 2003, Graybar accounted for 43% of our total accounts receivable. If Graybar's financial condition were to deteriorate, resulting in their inability to make payments to us, it could have a material adverse impact on our financial condition and results of operations.

Sales Returns

We maintain allowances for estimated sales returns. While we have distribution agreements with our largest distributors that limit the amount of sales returns on active products, we generally allow unlimited returns of products that we discontinue. Accordingly, the timing and amount of revisions to our estimates for sales returns is largely influenced by our decisions to discontinue product lines and our ability to predict the inventory levels of such products at our largest distributors. Revisions to these estimates have the effect of increasing or decreasing the reported amount of revenue in the period in which the revisions are made. We generally do not accept product returns from our direct dealers unless the product is damaged.

Excess and Obsolete Inventory

We record our inventory at the lower of cost or market value. Our assessment of market value is determined by, among other things, historical and forecasted sales activity, the condition of specific inventory items, and competitive pricing considerations. When the assessed market value is less than the historical cost, provision is made in the financial statements to write-down the carrying amount of the respective inventory items to market value. If actual results are less favorable than our original assumptions for determining market value, additional inventory write-downs may be required.

The above listing is not intended to be a comprehensive list of our accounting policies. See our audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002, which contains accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

Results of Operations

The following table sets forth, for the periods indicated the percentage of total revenue represented by certain revenue and expense items. The table and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this report.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Revenue	100.0 %	100.0 %	100.0 %	100.0 %
Cost of goods sold	66.3	63.4	65.7	63.8
Gross margin	33.7	36.6	34.3	36.2
Operating expenses:				
Engineering and product development	5.0	6.0	5.6	5.8
Selling, general, and administrative	23.0	25.0	24.5	25.8
	28.0	31.0	30.1	31.6
Operating income	5.7	5.6	4.2	4.6
Interest expense, net	0.3	0.3	0.2	0.3
Pretax income	5.4	5.3	4.0	4.3
Income tax expense	2.1	2.1	1.6	1.7
Income before change in accounting principle	3.3	3.2	2.4	2.6
Change in accounting principle	-	-	-	(6.9)
Net income (loss)	3.3 %	3.2 %	2.4 %	(4.3) %

Quarter Ended June 30, 2003 Compared With Quarter Ended June 30, 2002

Revenue

Revenue for the three-month period ended June 30, 2003 totaled $10.2 million, an increase of 8.0%, from revenue of $9.5 million for the same period of 2002. Sales to our supply house customers accounted for approximately $6.3 million of our total revenue during the second quarter of 2003 compared with $5.6 million in the 2002 second quarter. The increase in sales to our supply house customers in 2003 is principally related to sales of our new STS telephone system that we introduced in January 2003. The STS product line is a full-featured telephone system designed and priced to capture a larger portion of the small business telephone system market. While the STS telephone system has been accepted well into the marketplace, sales of this product have had the effect of reducing the level of sales of similar products that we sell through supply houses. We expect this trend to continue as we focus our marketing efforts on the STS.

Sales through our *infinite* direct dealer program totaled $3.7 million for the most recent quarter compared with $3.4 million for the same period a year ago. During 2003, we continued our program to focus on selling to fewer, but larger and better-established, dealers who are more effective at selling our larger systems.

Gross Margin

Our gross margin was approximately $3.4 million and $3.5 million for each of the quarterly periods ended June 30, 2003 and 2002, respectively. Our gross margin as a percentage of total revenue decreased to 33.7% during 2003 from 36.6% during 2002. The decrease in our gross margin percentage during 2003 is a direct result of the product mix of sales to our supply house customers with a heavier emphasis of sales of our new STS telephone system, which generates a lower overall gross margin percentage than most of our other products. In addition, our gross margin percentage has declined during the first six months of 2003 as a result of our efforts to rationalize our product lines and reduce inventory levels.

Engineering and Product Development

Engineering and product development expenditures decreased slightly to $517,000 during the second quarter of 2003 from $569,000 in the same period of 2002. We continue to invest in the development of our next generation IP Key Telephone System, the convergence of and enhancements to our existing Key Telephone Systems, and enhancements to our voice processing products.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses decreased slightly to $2.3 million in the second quarter of 2003 from approximately $2.4 in the second quarter of 2002.

Interest Expense

Interest expense decreased slightly to $27,000 during the second quarter of 2003 from $28,000 for the same period a year ago.

Income Taxes

We provided for federal and state income taxes using an effective rate of 39.7% during the most recent quarter compared with an effective rate of 39.5% in the same period in 2002.

Six Months Ended June 30, 2003 Compared With Six Months Ended June 30, 2002

Revenue

Revenue for the six-month period ended June 30, 2003 totaled $19.3 million, an increase of 5.6%, from revenue of $18.2 million for the same period of 2002. Sales to our supply house customers accounted for approximately $11.3 million of our total revenue during the first half of 2003 compared with $10.4 million in the same period of 2002. The increase in sales to our supply house customers in 2003 is principally related to sales of our new STS telephone system that we introduced in January 2003. The STS product line is a full-featured telephone system designed and priced to capture a larger portion of the small business telephone system market. While the STS telephone system has been accepted well into the marketplace, sales of this product have had the effect of reducing the level of sales of similar products that we sell through supply houses. We expect this trend to continue as we focus our marketing efforts on the STS.

Sales through our *infinite* direct dealer program totaled $7.6 million for the first six months of 2003 compared with $7.1 million the same period of 2002. During 2003, we continued our program to focus on selling to fewer, but larger and better-established, dealers who are more effective at selling our larger systems.

Gross Margin

Our gross margin was approximately $6.6 million for each of the six-month periods ended June 30, 2003 and 2002. Our gross margin as a percentage of total revenue decreased to 34.4% during 2003 from 36.2% during 2002. The decrease in our gross margin percentage during 2003 is a direct result of the product mix of sales to our supply house customers with a heavier emphasis of sales of our new STS telephone system, which generates a lower overall gross margin percentage than most our other products. In addition, our gross margin percentage has declined during the first six months of 2003 as a result of our efforts to rationalize our product lines and reduce inventory levels.

Engineering and Product Development

Engineering and product development expenditures were approximately $1.1 million in the first six months of 2003 and 2002. We continue to invest in the development of our next generation IP Key Telephone System, the convergence of and enhancements to our existing Key Telephone Systems, and enhancements to our voice processing products.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses also remained constant at $4.7 million for the respective six months periods of 2003 and 2002.

Interest Expense

Interest expense decreased slightly to $52,000 for the first six months of 2003 from $59,000 for the same period a year ago.

Income Taxes

We provided for federal and state income taxes using an effective rate of 39.8% during the first half of 2003 compared with 39.7% for the same period of 2002.

Liquidity and Capital Resources

Our net working capital position was approximately $7.2 million at June 30, 2003 compared with $8.1 million at December 31, 2002. We had a cash balance of $135,000 at June 30, 2003 compared with a cash balance of $1.1 million at December 31, 2002. Factors that decreased our cash position during the first six months of 2003 included an increase in accounts receivable of $625,000 and the pay down of accounts payable and accrued liabilities of $786,000 and $111,000, respectively. We also used approximately $242,000 during the first six months of 2003 for the purchase of property and equipment and spent approximately $2.1 million for the repurchase of stock pursuant to our self-tender offer. Sources of cash included positive income from operations, reductions in inventory of $222,000 and other current assets of $160,000, and the receipt of a $300,000 income tax refund. During the first six months of 2003, we also borrowed $487,000 on our revolving line of credit and $1.0 million on our term loan.

Our accounts receivable days sales outstanding, calculated on a quarterly basis, were approximately 64 days as of June 30, 2003 compared to 70 days as of December 31, 2002. The timing of payments received from our largest distributors and the linearity of our revenue streams during the quarter significantly influence our days sales outstanding and our liquidity. Our two largest distributors comprised 57% of our total accounts receivable as of June 30, 2003 and 43% as of December 31, 2002. An increase in concentration from our two largest distributors generally has the effect of increasing our days sales outstanding while a more linear revenue stream during the quarter has the effect of reducing our receivable days sales outstanding.

Our inventory turnover, measured in terms of days sales outstanding on a quarterly basis, was 71 days as of June 30, 2003 compared to 87 days as of December 31, 2002. The decrease in inventory days outstanding is a direct result of a higher volume of sales in the second quarter 2003 compared with the fourth quarter of 2002 and our efforts to rationalize our product lines. We expect our inventory turnover to improve as we continue to rationalize our product lines.

Trade payables and accrued liabilities, including payables to third-party and related-party manufacturers, were approximately $5.9 million as of June 30, 2003 compared with $6.8 million as of December 31, 2002. The level of our trade payables and accrued liabilities between periods is largely influenced by the timing of payments we make to our largest suppliers for inventory items and payments to cover payroll and customer rebates. We generally pay trade payables within 45 days from the invoice date, except for payments to our largest supplier, which are 60 days from the invoice date.

We had a $15.0 million credit facility with General Electric Capital Corporation that expired in April 2003. The line of credit bore interest at 2.5% over the 30-day commercial paper rate. Advances under the line of credit were based upon eligible accounts receivable and inventory of our wholly owned subsidiary Vodavi Communications Systems, Inc., and were secured by substantially all of our assets. The revolving line of credit contained covenants that are customary for similar credit facilities and also prohibited our operating subsidiaries from paying dividends to our Company without the consent of GE Capital.

In April 2003, we entered into a credit agreement with Comerica Bank-California of a size that is more reflective of the current capital requirements of our business. The credit agreement establishes a $5.0 million revolving line of credit and a $1.0 million term loan. Advances under the credit facility are based upon eligible accounts receivable and inventory of our wholly owned subsidiary Vodavi Communications Systems, Inc. and are secured by substantially all of our assets. The credit facility contains covenants that are customary for similar credit facilities and also prohibits our operating subsidiaries from paying dividends to our Company without the consent of Comerica.

The $5.0 million revolving line of credit bears interest at Comerica's prime rate, or 4.0% at June 30, 2003, and requires monthly payments of interest only with all unpaid principal and accrued interest due at its expiration in April 2005. If we are unable to reduce the principal balance on the line of credit to zero for at least thirty consecutive days during any fiscal year, then any remaining balance will be converted into a term loan, or term balance, as defined in the agreement. In addition to interest on the term balance, we will be required to make monthly payments of principal in an amount sufficient to fully amortize the term balance over a thirty-six month period.

The $1.0 million term loan was available to us only for the purpose of acquiring our common stock. Advances on the term loan bear interest at Comerica's prime rate plus 0.5%, or 4.5% at June 30, 2003. In addition to interest on the term loan, we will be required to make monthly payments of principal in an amount sufficient to fully amortize the term loan over a sixty-month period with all unpaid principal and accrued interest due in thirty-six months, or by June 2006.

In May 2003, we commenced a self-tender offer to purchase up to 1,000,000 shares of our common stock for $2.40 per share. On June 13, 2003, we repurchased 829,199 shares of our common stock at $2.40 per share pursuant to the tender offer. The purchase price of approximately $2.1 million, which includes offering costs of approximately $73,000, is recorded as reductions to common stock and additional paid in capital in the accompanying consolidated balance sheet as of June 30, 2003. The repurchase was funded through advances on our revolving line of credit and term loan.

We have no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other than certain long-term operating lease agreements for our office and warehouse facilities and short-term purchase commitments to our third-party suppliers. The following table sets forth all known commitments as of June 30, 2003 and the year in which those commitments become due or are expected to be settled *(in thousands)*:

Year	Operating Leases	Credit Facility and Term Loan	Purchase Commitments	Accounts Payable & Accrued Liabilities	Total
2003	$ 548	$ 587	$ 5,391	$ 5,865	$ 12,391
2004	1,095	200	--	--	1,295
2005	881	200	--	--	1,081
2006	818	500	--	--	1,318
2007	785	--	--	--	785
Thereafter	3,142	--	--	--	3,142
Total	$ 7,269	$ 1,487	$ 5,391	$ 5,865	$ 20,012

From time to time we are subject to certain asserted and unasserted claims encountered in the normal course of business. We believe that the resolution of these matters will not have a material adverse effect on our financial position or results of operations. We cannot provide assurance, however, that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters.

We believe that our working capital and credit facilities are sufficient to fund our capital needs during the next 12 months. Although we currently have no acquisition targets, we intend to continue to explore acquisition opportunities as they arise and may be required to seek additional financing in the future to meet such opportunities.

International Manufacturing Sources

We currently obtain a substantial majority of our products under various manufacturing arrangements with third-party manufacturers in South Korea and Thailand, including LGE who owns approximately 25% of our outstanding common stock. We face risks associated with international manufacturing sources. For a more detailed discussion of these risks, please see Item 1, "Special Considerations" included in our annual report on form 10-K for the year ended December 31, 2002.

Impact of Recently Issued Standards

In 2001, the FASB issued SFAS No. 141, *Accounting For Business Combinations*, and SFAS No. 142, *Goodwill And Other Intangible Assets*. These statements modified accounting for business combinations after June 30, 2001 and affected the Company's treatment of goodwill and other intangible assets effective January 1, 2002. The statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be performed at least annually, with impaired assets written-down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indefinite lives will cease.

The Company determined that upon adoption of these statements on January 1, 2002, the $1.6 million carrying amount of the goodwill as of that date was impaired. The goodwill impairment was recognized in 2002 as a change in accounting principle, net of $375,000 of income taxes.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or are classified as held-for-sale. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have any impact on our financial condition or results from operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaced EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and applies to exit or disposal activities initiated after December 31, 2002. The requirements of SFAS No. 146 will not be required unless and until the Company has a future exit or disposal activity.

In November 2002, the FASB issued FASB Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of the Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions in this interpretation apply to guarantees issued or modified after December 31, 2002. We have adopted the disclosure provisions of this interpretation.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensations - A Transition and Disclosure - an Amendment to SFAS No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. We have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements, including statements regarding our business strategies, our business, and the industry in which we operate. These forward-looking statements are based primarily on our expectations and are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from the forward-looking statements as a result of numerous factors, including those set forth in our Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not participate in any activities involving derivative financial instruments or other financial and commodity instruments. We do not hold investment securities that would require disclosure of market risk. Our market risk exposure is limited to interest rate risk associated with our credit facility. We incur interest at a variable rate of prime on advances made under our revolving line of credit and prime plus 0.5% on our term loan. At June 30, 2003 we had a term loan balance of $1.0 million and had outstanding borrowings on the line of credit of approximately $487,000.

ITEM 4. CONTROLS AND PROCEDURES

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of June 30, 2003. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our quarterly reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms. During the quarterly period covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. **Legal Proceedings**
Not applicable.

Item 2. **Changes In Securities and Use of Proceeds**
Not applicable.

Item 3. **Defaults Upon Senior Securities**
Not applicable.

Item 4. **Submission of Matters to a Vote of Security Holders**
Not applicable.

Item 5. **Other Information**
Not applicable.

Item 6. **Exhibits and Reports on Form 8-K**
Exhibits:

Exhibit 31.1 -- Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.

Exhibit 31.2 -- Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.

Exhibit 32.1 -- Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.2 -- Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Reports on Form 8-K:

On April 29, 2003, the Registrant filed a Form 8-K reporting the financial results of its first quarter of fiscal 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VODAVI TECHNOLOGY, INC.

Dated: July 25, 2003

/s/ Gregory K. Roeper
Gregory K. Roeper
President and Chief Executive Officer
(Principal Executive Officer)

Dated: July 25, 2003

/s/ David A. Husband
David A. Husband
Chief Financial Officer and Vice President – Finance
(Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, Gregory K. Roeper, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Vodavi Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 25, 2003

/s/ Gregory K. Roeper
Gregory K. Roeper
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, David A. Husband, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Vodavi Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 25, 2003

/s/ David A. Husband
David A. Husband
Chief Financial Officer and Vice President – Finance
(Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report on Form 10-Q of Vodavi Technology, Inc., (the "Company") for the quarterly period ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory K. Roeper, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gregory K. Roeper
Gregory K. Roeper
President and Chief Executive Officer
July 25, 2003

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Vodavi Technology, Inc., (the "Company") for the quarterly period ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David A. Husband, Chief Financial Officer and Vice President – Finance, of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David A. Husband
David A. Husband
Chief Financial Officer and Vice President – Finance
(Principal Financial and Accounting Officer)
July 25, 2003

CORPORATE PROFILE

REVOLUTIONIZING THE WAY OUR CUSTOMERS COMMUNICATE

For 20 years, Vodavi has been designing, manufacturing and supporting an extensive line of hardware and software products to meet our customers' evolving telecommunications needs. The result is a full family of solutions ranging from affordable digital communications systems to in-building wireless, voice processing/unified messaging, commercial grade telephones, computer and IP telephony products.

Vodavi primarily serves the needs of businesses with less than 200 employees, which is the fastest growing business sector, and comprises over 90% of U.S. businesses. By focusing on this market segment, Vodavi is able to deliver targeted applications that meet quality, reliability, flexibility and budgetary requirements.

Our dedication to providing superior products and outstanding customer service has garnered Vodavi numerous product achievement awards and allowed Vodavi to solidify its position as one of the top ten suppliers of key telephone systems in the United States. In fact, we currently hold approximately 6.1% market share in the key telephone system market, which represents an industry total of over 175,000 systems per year. This ranks Vodavi as the number seven manufacturer of key telephone systems in the industry.[1]

MEETING THE DEMANDS OF A NEW CENTURY

A virtual transformation within the telecommunications industry is upon us. The Internet is changing the way businesses communicate, service, and support their customers. Organizations need to be networked and interconnected. Vodavi is bringing solutions to market that meet these needs today, while ensuring their viability into the future.

As the market for integrated IP telephony platforms and other next generation solutions unfold, Vodavi is poised to meet our customers' changing needs. For our customers who desire to move completely into the IP Telephony realm today, we offer a complete IP system that supports 64 stations (soon to expand to 300 stations) with the same robust feature set that our traditional systems have offered for years. For those customers who wish to migrate their systems to IP Telephony as the market continues to evolve, we have and continue to IP-enhance our traditional product lines to provide assurance that equipment investments made today will maintain their value over time.


VODAVI DIRECT · PHOENIX
DIRECT DEALER SALES
DISTRIBUTION SALES

Our business model consists of three distribution channels. We sell our products to interconnect companies though wholesale distributors both nationally and internationally. We also sell our products to dealers who in-turn sell directly to end-users. Third and most recently, we have added a direct sales office that sells our products directly to end-users in the Phoenix Metropolitan area.

[1] *Source, The Eastern Management Group, Monitor, KTS/Hybrid System Market Share Report, Q4 2002.*

CORPORATE HIGHLIGHTS

2002 Focusing on the future, the Company aggressively introduces several new products for business customers to immediately implement to reduce the rising costs of communications. Notably, the Company makes a solid entrance into the IP telephony world by introducing products geared towards helping businesses gain network efficiencies along with reduced long distances costs. A LAN-based communications system is available to allow customers to utilize their IP data network for processing all voice communications applications. Also, a non-proprietary gateway that lets businesses add VoIP connectivity to any existing telephony system for communicating with other VoIP enabled devices is marketed. Aware of the ongoing need for improved digital communications systems, a highly-popular eXpandable telephone system is launched. In fact, *Communications Solutions*™ magazine quickly honors this digital system with a 2001 Product of the Year Award noting it the most interesting and innovative product in the Business Phone System category. Dealers zealously start accepting the completely redesigned new family of five *infinite* executive phones with added one-touch functionality and complete CTI capability. Additional product-related releases include revamps to the Company's high-end voice processing system allowing it to support LAN-based functionality. In addition, the Company's school module that utilizes the Windows-based voice processing system earns high marks in that segment by updating this automated information system to help manage communications within a school environment.

Seizing upon the opportunity to enable the Company to more directly understand dealer challenges and improve new product development and testing efforts, the Company acquires an Arizona-based dealer and subsequently renames the division, Vodavi Direct. Addressing the need for improved, larger warehouse facilities and more efficient use of office space, the Company moves to its new headquarters facility in Phoenix.

2001 A leading provider of small- to medium-sized business communications solutions, the Company unveils several highly anticipated new products. Most excitedly, the Company successfully launches an eXpandable Telephone System with a stackable architecture concept. This award-winning product provides business customers with a system that preserves capital investment by adding to their system rather than replacing it as business needs adjust. Dealers also benefit because this single system meets the majority of their customer needs and also contains enhancements that provide operational efficiencies as well as faster installation and maintenance. The Company also adds next generation Networking capability to its core line of telecommunications systems. For smaller businesses wanting access to the same communications efficiencies as larger organizations, yet at a more economical price, the Company adds to its portfolio an entry-level 4-port analog voice mail system, extends its ACD product line with a real-time ACD reporting software package and debuts a first-party call control software solution that lets PC users integrate their telephone with popular contact management software for outbound dialing and visual screen pops. The Company also focuses on continued development of Internet Telephony-related products, including the unveiling of a new integrated VoIP card and a non-proprietary VoIP gateway that allows customers to extend the value of their Vodavi phone systems and cash-in on the advantages of reduced toll charges. Understanding the importance of migrating to a next generation IP Telephony switch, the Company aggressively pursues this effort for a new IP-based product to be released in 2002.

2000 Taking digital telephony to a new level, the Company enhances its Digital System Platform with Emergency 911 Alert, ISDN compatibility and a host of new user productivity features. New award-winning products are brought to market including a new interactive Large Screen display phone, a larger digital hybrid system supporting 144 station plus a T1, and a single line Caller ID business telephone. The Company also continues providing leading-edge CTI solutions with new upgraded versions of PC Phone and Discovery ACD.

1999 Continuing on the development of application-specific product solutions, the Company's product development efforts result in a number of successful product introductions. Most notably, digitally integrated voice mail capabilities are added to the digital communications systems, offering powerful capabilities on an efficient, cost-effective platform. Call centers continue to be a focus of the Company's efforts with the introduction of a Windows-based ACD reporting and management tool. A digitally integrated wireless handset is introduced to provide an affordable in-building wireless solution for mobile workers. In addition, the Company introduces its Internet Telephony Gateway, which provides an effective method of networking branch office communication systems together via the Internet to take advantage of the cost-savings resulting from toll-bypass. Speech recognition as well as Web-based IVR application capabilities are added to the Company's IVR product offering.

1998 As the product lines become more sophisticated, the Company launches an aggressive distribution channel endeavor with the introduction of a new digital system platform. Leveraging the breadth of the established supply-house distribution channel, authorized dealers which meet the Company's profile and requirements are selected to resell the product. Call Center applications become the core of the Company's development efforts. Powerful IVR applications are deployed at dozens of high profile customer sites. Internet messaging, Internet networking and unified messaging applications are added to the Company's NT-based voice mail system.

VODAVI TECHNOLOGY, INC.

Officers

GREGORY K. ROEPER
President and
Chief Executive Officer

DAVID A. HUSBAND
Vice President – Finance
Chief Financial Officer,
Secretary and Treasurer

STEPHEN L. BORCICH
Vice President – Distribution Sales

STEVEN R. FRANCIS
Vice President – Dealer Sales

Corporate Headquarters

VODAVI TECHNOLOGY, INC.
4717 East Hilton Avenue / Suite 400
Phoenix, Arizona 85034
Phone: 480-443-6000
Fax: 480-483-0144
www.vodavi.com

Independent Public Accountants

MAYER HOFFMAN McCANN P.C.
3101 North Central Avenue / Suite 300
Phoenix, Arizona 85012-9770

Legal Counsel

GREENBERG TRAURIG, LLP
2375 East Camelback Road / Suite 700
Phoenix, Arizona 85016

Transfer Agent

COMPUTERSHARE
TRUST COMPANY
350 Indiana Street / Suite 800
Golden, Colorado 80401

The annual meeting of the Company will be held at 9am on October 29, 2003 at the Company's headquarters.

VODAVI®

20 YEARS